                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                        Vitalink Pharmacy Services, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    92846E104
                                 (CUSIP Number)

                                Ira C. Gubernick
                    General Counsel - Corporate and Secretary
                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                           Richard J. McMahon, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 569-5500
                            Facsimile: (215) 569-5555

                                 April 26, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e) or 240 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                  -----------------------------
CUSIP NO.   92846E104                13G         Genesis Health Ventures, Inc.
          ---------------
-------------------------------                  -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)

           Genesis Health Ventures, Inc.
           IRS Identification No. 06-1132947

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]
           (See Instructions)

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           (See Instructions) 00 (See Item 5)

--------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States, Pennsylvania

--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            8      SHARED VOTING POWER
       OWNED BY
         EACH                       13,000,000 (See Item 5)
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             9      SOLE DISPOSITIVE POWER

                                    -0-

                            ----------------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                    -0- (See Item 5)


--------------------------------------------------------------------------------


   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,000,000
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  (See Instructions)

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           49.8% (See Item 5) (Based upon shares outstanding on May 4, 1998)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

1.       Security and Issuer.

         This statement relates to the common stock, $.01 par value ("Common Stock") of Vitalink Pharmacy Services, Inc., a Delaware corporation ("Vitalink" or the "Issuer"). The address of the Issuer's principal executive offices is 1250 East Diehl Street, Naperville, IL 60563.

2.       Identity and Background.

         (a) Name. This Statement is being filed by Genesis Health Ventures, Inc. ("Genesis"). The executive officers and directors of Genesis are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Genesis, or any of its respective executive officers or directors, are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is legally required to be filed by such persons.

         (b) Business Address. The business address of Genesis is 101 East State Street, Kennett Square, Pennsylvania 19348. The business address of Genesis's executive officers and directors is set forth in Item 2(c) of this Statement.

         (c) Present Principal Occupation or Employment. Genesis is a provider of healthcare and support services to the elderly. The present principal occupation or employment of Genesis's respective executive officers and directors and the name and address of any corporations or other organizations in which such employment is conducted are as follows:

                 Name                                   Business Address                             Title
--------------------------------------- ----------------------------------------------- -----------------------------
Michael R. Walker                       101 East State Street, Kennett Square, PA       Chairman and Chief
                                        19348.                                          Executive Officer

Richard R. Howard                       101 East State Street, Kennett Square, PA       President
                                        19348.

David C. Barr                           101 East State Street, Kennett Square, PA       Executive Vice President
                                        19348.                                          and Chief Operating Officer

George V. Hager, Jr.                    101 East State Street, Kennett Square, PA       Senior Vice President and
                                        19348.                                          Chief Financial Officer

Marc D. Rubinger                        101 East State Street, Kennett Square, PA       Senior Vice President and
                                        19348.                                          Chief Information Officer

Mary Ann Timon                          101 East State Street, Kennett Square, PA       Senior Vice President,
                                        19348.                                          Managed Care

James V. McKeon                         101 East State Street, Kennett Square, PA       Vice President and
                                        19348.                                          Corporate Controller

Kenneth Kuhnle                          101 East State Street, Kennett Square, PA       Vice President and Treasurer
                                        19348.

Dave Almquist                           101 East State Street, Kennett Square, PA       President, Chesapeake
                                        19348.                                          Region

                 Name                                   Business Address                             Title
--------------------------------------- ----------------------------------------------- -----------------------------
Vince Barnaba                           101 East State Street, Kennett Square, PA 1934  President, New England
                                                                                        Region

Mary Ann Miller                         101 East State Street, Kennett Square, PA       President, Florida Region
                                        19348.

Mike Reitz                              101 East State Street, Kennett Square, PA       President, Mid-Atlantic
                                        19348.                                          Region

Michael Bronfein                        101 East State Street, Kennett Square, PA       President, NeighborCare
                                        19348.

Deborah Soutar                          101 East State Street, Kennett Square, PA       President, Genesis
                                        19348.                                          ElderCare Rehabilitation
                                                                                        Services

         (d) Criminal Convictions. During the last five years, neither Genesis, nor any of its respective executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, neither Genesis, nor any of its executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) Citizenship. Genesis is a Pennsylvania corporation. Genesis's executive officers and directors are United States citizens.

3.       Source and Amounts of Funds and Other Consideration.

         This statement relates to a voting agreement dated April 26, 1998 (the "Agreement") by and among Genesis, Manor Care, Inc. ("Manor"), and ManorCare Health Services, Inc. ("MHS") (MHS and Manor are collectively referred to as the "Owners") pursuant to which the Owners granted to Genesis an irrevocable proxy (the "Proxy"), as more fully described below.

         Under the Voting Agreement, Manor agrees to vote (or cause to be voted) its shares in any circumstance in which the vote or approval of the shareholders of Vitalink is sought (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement; (ii)against any action or agreement that would result in (A) any merger, reorganization, recapitalization, or liquidation of Vitalink, (B) any new member being elected to the Vitalink board of directors, except where the vote is cast in favor of the nominees of a majority of the existing directors of Vitalink, or (C) a breach of any covenant, representation or warranty or any other obligation or agreement of Vitalink contained in the Merger Agreement; and (iii) against any action, agreement or transaction that is intended or could reasonably be expected to facilitate a person other than Genesis in acquiring Vitalink or to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger. Under the Agreement, Manor irrevocably grants to Genesis and appoints Genesis its proxy to vote the shares owned by Manor in the manner described above.

4.       Purpose of Transaction.

        On April 26, 1998, Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis") and its wholly-owned subsidiary V Acquisition Corporation, a Delaware corporation ("Newco"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vitalink Pharmacy Services, Inc., a Delaware corporation ("Vitalink"). Pursuant to the Merger Agreement, Vitalink will merge with and into Newco, and Newco shall be the surviving corporation (the "Merger"). Each share of Vitalink Common Stock, par value $.01 per share, (the "Vitalink Common Stock") will be converted in the Merger into the right to receive (i) .045 shares of Genesis Series G Cumulative Convertible Preferred Stock, par value $.01 per share, ("Genesis Preferred"), (ii) $22.50 in cash, or
(iii) a combination of cash and shares of Genesis Preferred (collectively, the "Merger Consideration"), subject to statutory appraisal rights. The Genesis Preferred will have an initial annual dividend of 5.9375%. The total consideration to be paid to stockholders of Vitalink to acquire their shares (including shares which may be issued upon the exercise of outstanding options) is approximately $600 million, of which approximately 50% will be paid in cash and 50% in Genesis Preferred. As a result of the Merger, Genesis will assume approximately $90,000,000 of indebtedness Vitalink has outstanding.

         Vitalink provides pharmacy services to nursing facilities and other institutions. Vitalink services approximately 172,000 beds, operates 57 pharmacies (including four regional infusion pharmacies) in 36 states, and other pharmacy related businesses which, among other things, specialize in pharmaceutical dispensing of individual medications, pharmacy consulting (drug regimen review of potential medication interaction as well as regulatory compliance with medication and administration guidelines), infusion therapy and other ancillary products and services. Manor Care, Inc., a Delaware corporation ("Manor") presently owns approximately 50% of the outstanding Vitalink Common Stock. Subsequent to the consummation of the Merger, assuming Vitalink shareholders other than Manor elect to receive cash, Manor will own on a fully-diluted basis, approximately 18% of the outstanding Genesis common stock, par value $.02, (the "Genesis Common Stock").

         The conditions precedent to the parties' obligation to consummate the transaction include the following: (i) all permits and consents necessary to be obtained prior to the consummation of the transaction shall have been obtained;
(ii) the transaction shall have been duly approved by the shareholders of Vitalink and Genesis; (iii) the agreements, representations and warranties of the parties contained in the Merger Agreement shall be true and correct in all material respects on the closing date; (iv) Genesis shall have received financing sufficient to fund the cash portion of the Merger consideration; (v) there shall not have been any material adverse change in the business, assets, condition, or results of operations of Vitalink or Genesis; (vi) the applicable waiting period under the Hart-Scott Rodino Anti-Trust Improvements Act of 1976, as amended, shall have expired or been terminated; (vii) holders of not more than 10% of the Vitalink Common Stock shall have demanded payment pursuant to
Section 262 of the Delaware General Corporation Law, as amended; and (viii) the shareholders rights plan between Genesis and Mellon Securities Trust Company shall have been amended in order to exempt the issuance of the Genesis Preferred.

         Upon completion of the Merger it is also anticipated that the Common Stock of the Issuer will be delisted from the NASDAQ National Market and deregistered under the Securities Exchange Act of 1934.

         The Merger Agreement provides that upon completion of the Merger, the officers and directors of the surviving corporation shall be the officers and directors of Newco.

         The Certificate of Incorporation and Bylaws of the surviving corporation shall be the Certificate of Incorporation and Bylaws of Newco upon completion of the Merger.

         The descriptions herein of the Merger Agreement and the Agreement are qualified in their entirety by reference to such agreements, all of which are incorporated herein by reference.

5.       Interest in Securities of the Issuer.

         (a) Pursuant to the Agreement, the Owners have agreed to vote or cause to be voted, in the manner specified in Item 4 above, and have granted a Proxy with respect to, the same Shares. Accordingly, the total number of Shares which Genesis may be deemed to beneficially own for purposes of Rule 13d-3 is 13,000,000, or 49.8% of the reported number of Shares issued and outstanding.

         (b) Genesis has the power to vote or to direct the vote of the 13,000,000 Shares subject to the Agreement insofar as Genesis has the power to vote or to direct the vote of such Shares (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in (A) any merger, reorganization, recapitalization, or liquidation of Vitalink, (B) any new member being elected to the Vitalink board of directors, except where the vote is cast in favor of the nominees of a majority of the existing directors of Vitalink, or (C) a breach of any covenant, representation or warranty or any other obligation or agreement of Vitalink contained in the Merger Agreement; and (iii) against any action, agreement or transaction that is intended or could reasonably be expected to facilitate a person other than Genesis in acquiring Vitalink or to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger. Under the Agreement, Manor irrevocably grants to Genesis and appoints Genesis its proxy to vote the shares owned by Manor in the manner described above.

         Other than as provided in the Agreement, the Owners retain the power to vote, or to direct the vote of, and to dispose of the Shares subject to the Agreement.

         (c) Except as described above, neither Genesis nor any person named in
Section 2(c) hereto owns beneficially any Shares or has effected any transaction in Shares during the sixty days preceding the date of this Statement.

         (d)      Not applicable.

         (e)      Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this statement, to the best knowledge of Genesis, neither Genesis nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:

         Exhibit A - Agreement and Plan of Merger, dated as
                     of April 26, 1998 by and among Genesis
                     Health Ventures, Inc., a Pennsylvania
                     corporation, V Acquisition Corporation, a
                     Delaware Corporation and Vitalink Pharmacy
                     Services, Inc., a Delaware corporation.

         Exhibit B - Voting Agreement dated April 26, 1998 by and
                     among Genesis Health Ventures, Inc., Manor Care, Inc. and ManorCare Health Services, Inc.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    GENESIS HEALTH VENTURES, INC.


                                    By: /s/ George V. Hager, Jr.
                                        ---------------------------------------
                                        George V. Hager, Jr.
                                        Senior Vice President and
                                        Chief Financial Officer



Dated: May 6, 1998
      ------------------------------

                                   EXHIBIT A

                               AGREEMENT AND PLAN


                                    OF MERGER


                                  BY AND AMONG


                        VITALINK PHARMACY SERVICES, INC.,


                          GENESIS HEALTH VENTURES, INC.


                                       AND


                            V ACQUISITION CORPORATION


                           DATED AS OF APRIL 26, 1998

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
                                    ARTICLE I

                                   THE MERGER
Section 1.01    The Merger......................................................................2
Section 1.02    Effective Time..................................................................2
Section 1.03    Certificate of Incorporation and By-Laws of Surviving Corporation...............2
Section 1.04    Directors and Officers of Surviving Corporation.................................2
Section 1.05    Stockholders' Meetings..........................................................3
Section 1.06    Filing of Certificate of Merger.................................................3
Section 1.07    Further Assurances..............................................................4

                                   ARTICLE II

                              CONVERSION OF SHARES

Section 2.01    Vitalink Common Stock...........................................................4
Section 2.02    Election Procedures.............................................................7
Section 2.03    Acquisition Corporation Common Stock; Genesis Owned Common Stock................9
Section 2.04    Exchange of Shares..............................................................9
Section 2.05    Effect on Options..............................................................10
Section 2.06    Fractional Shares..............................................................12
Section 2.07    Lost Certificates..............................................................12
Section 2.08    Dissenting Stock...............................................................12
Section 2.09    Conversion of Dissenting Stock.................................................13

                                   ARTICLE III

      REPRESENTATIONS AND WARRANTIES OF GENESIS AND ACQUISITION CORPORATION

Section 3.01     Organization, Etc..............................................................14
Section 3.02     Authority Relative to This Agreement...........................................14
Section 3.03     No Violations, Etc.............................................................15
Section 3.04     Capitalization.................................................................16
Section 3.05     SEC Filings....................................................................17
Section 3.06     Financial Statements...........................................................18
Section 3.07     Absence of Undisclosed Liabilities.............................................18
Section 3.08     Absence of Changes or Events...................................................19
Section 3.09     Litigation.....................................................................20
Section 3.10     Subsidiaries and Investments...................................................20

                                       i

                                                                                               Page
                                                                                               ----
Section 3.11     Compliance with Laws...........................................................20
Section 3.12     Intellectual Property Rights...................................................22
Section 3.13     Taxes..........................................................................23
Section 3.14     Employee Benefit Plans; ERISA..................................................23
Section 3.15     Labor and Employment Matters...................................................25
Section 3.16     Environmental Matters..........................................................25
Section 3.17     Insurance......................................................................28
Section 3.18     Contracts and Commitments......................................................29
Section 3.19     Finders or Brokers.............................................................29
Section 3.20     Board Recommendation...........................................................29
Section 3.21     Fairness Opinion...............................................................29

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF VITALINK

Section 4.01     Organization, Etc..............................................................30
Section 4.02     Authority Relative to This Agreement...........................................30
Section 4.03     No Violations, Etc.............................................................31
Section 4.04     Capitalization.................................................................32
Section 4.05     SEC Filings....................................................................33
Section 4.06     Financial Statements...........................................................33
Section 4.07     Absence of Undisclosed Liabilities.............................................34
Section 4.08     Absence of Changes or Events...................................................34
Section 4.09     Litigation.....................................................................36
Section 4.10     Subsidiaries and Investments...................................................36
Section 4.11     Compliance with Laws...........................................................37
Section 4.12     Institutional Pharmacy Business................................................38
Section 4.13     Intellectual Property Rights...................................................39
Section 4.14     Taxes..........................................................................40
Section 4.15     Employee Benefit Plans; ERISA..................................................41
Section 4.16     Labor and Employment Matters...................................................45
Section 4.17     No Change of Control Puts......................................................46
Section 4.18     Environmental Matters..........................................................46
Section 4.19     Insurance......................................................................48
Section 4.20     Leases.........................................................................49
Section 4.21     Contracts and Commitments......................................................49
Section 4.22     Finders or Brokers.............................................................50
Section 4.23     Fairness Opinion...............................................................51
Section 4.24     Board Recommendation...........................................................51
Section 4.25     State Antitakeover Statutes....................................................51
Section 4.26     Banks..........................................................................51


                                       ii

                                                                                              Page
                                                                                              ----
                                    ARTICLE V

                                    COVENANTS

Section 5.01     Conduct of Business of Vitalink and Genesis....................................52
Section 5.02     No Solicitation................................................................57
Section 5.03     Access to Information..........................................................59
Section 5.04     Registration Statement and Proxy Statement.....................................59
Section 5.05     Other Actions; Filings; Consents...............................................61
Section 5.06     Public Announcements...........................................................62
Section 5.07     Notification of Certain Matters................................................62
Section 5.08     Expenses.......................................................................63
Section 5.09     Affiliates.....................................................................63
Section 5.10     Employee Benefit Matters.......................................................63
Section 5.11     Plan of Reorganization.........................................................64
Section 5.12     Indemnification of Directors, Officers, etc....................................64
Section 5.13     Financing Condition Fee........................................................65
Section 5.14     Update Disclosure Statements...................................................65

                                   ARTICLE VI

                   CONDITIONS TO THE OBLIGATIONS OF VITALINK,
                       GENESIS AND ACQUISITION CORPORATION

Section 6.01     Registration Statement.........................................................66
Section 6.02     Stockholder Approvals..........................................................66
Section 6.03     Certain Proceedings; HSR Act...................................................66
Section 6.04     Tax Opinions...................................................................66
Section 6.05     Financing......................................................................67

                                   ARTICLE VII

      CONDITIONS TO THE OBLIGATIONS OF GENESIS AND ACQUISITION CORPORATION

Section 7.01      Representations and Warranties True............................................67
Section 7.02      Performance....................................................................67
Section 7.03      Certificates...................................................................68
Section 7.04      Material Adverse Change........................................................68
Section 7.05      Approval and Consents..........................................................68


                                      iii

                                                                                                Page
                                                                                                ----

                                  ARTICLE VIII

                    CONDITIONS TO THE OBLIGATIONS OF VITALINK

Section 8.01      Representations and Warranties True............................................69
Section 8.02      Performance....................................................................69
Section 8.03      Certificates...................................................................69
Section 8.04      Material Adverse Change........................................................69
Section 8.05      Stockholders Rights Plan.......................................................70
Section 8.06      Approval and Consents..........................................................70

                                   ARTICLE IX

                                     CLOSING

Section 9.01      Time and Place.................................................................70
Section 9.02      Filings at the Closing.........................................................71

                                    ARTICLE X

                           TERMINATION AND ABANDONMENT

Section 10.01     Termination....................................................................71
Section 10.02     Procedure for Termination......................................................73
Section 10.03     Effect of Termination and Abandonment..........................................73
Section 10.04     Termination Fees...............................................................73

                                   ARTICLE XI

                                   DEFINITIONS

Section 11.01     Terms Defined in This Agreement................................................74

                                   ARTICLE XII

                                  MISCELLANEOUS

Section 12.01     Amendment and Modification.....................................................77
Section 12.02     Waiver of Compliance; Consents.................................................77
Section 12.03     Survival of Representations and Warranties; Investigations.....................77
Section 12.04     Notices........................................................................78
Section 12.05     Assignment; Third Party Beneficiaries..........................................79
Section 12.06     Governing Law..................................................................79
Section 12.07     Counterparts...................................................................79
Section 12.08     Severability...................................................................79
Section 12.09     Interpretation.................................................................80
Section 12.10     Entire Agreement...............................................................80

                                       iv

                                                                                                Page
                                                                                                ----

Section 12.11     Enforcement of Agreement.......................................................80

SIGNATURES.......................................................................................77

Schedule I   -    Terms of Preferred Stock


EXHIBITS

Exhibit A         -      Form of Voting Agreement

Exhibit B         -      Form of Rights Agreement

Exhibit C         -      Form of Affiliate Letter

Exhibit D-1       -      Form of Representation Letter of Vitalink

Exhibit D-2       -      Form of Representation Letter of Genesis

Exhibit E-1       -      Form of Tax Opinion of
                         Cahill Gordon & Reindel

Exhibit E-2       -      Form of Tax Opinion of
                         Blank Rome Comisky & McCauley LLP

                          AGREEMENT AND PLAN OF MERGER


                  AGREEMENT AND PLAN OF MERGER, dated as of April 26, 1998 (the "Agreement"), by and among GENESIS HEALTH VENTURES, INC., a Pennsylvania corporation ("Genesis"), V ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Genesis ("Acquisition Corporation"), and VITALINK PHARMACY SERVICES, INC., a Delaware corporation ("Vitalink"). Acquisition Corporation and Vitalink are hereinafter sometimes collectively referred to as the "Constituent Corporations."


                                    RECITALS

                  WHEREAS, Genesis and Vitalink wish to effect the combination of Vitalink and Genesis through a merger of Vitalink with Acquisition Corporation (the "Merger") on the terms and conditions set forth herein;

                  WHEREAS, Genesis and Vitalink desire to make certain representations, warranties, covenants and agreements in connection with the Merger;

                  WHEREAS, the Merger is intended to qualify for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

                  WHEREAS, holders owning approximately 50% of the outstanding Vitalink Common Stock (as defined below) on a fully diluted basis have entered into a voting agreement, dated as of the date hereof (the "Voting Agreement"), substantially in the form of Exhibit A hereto, and have entered into a rights agreement, dated as of the date hereof (the "Rights Agreement"), substantially in the form of Exhibit B hereto, pursuant to which such holders have agreed, among other things, to vote their shares in favor of the Merger.

                  NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER


                   Section 1.01. The Merger (a) In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the "Delaware Act"), at the Effective Time (as hereinafter defined), Vitalink shall be merged with and into Acquisition Corporation, and Acquisition Corporation shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "NeighborCare, Inc." or such other name as designated by Genesis. At the Effective Time the separate existence of Vitalink shall cease.

                   (b) The Merger shall have the effects on Acquisition Corporation and Vitalink as constituent corporations of the Merger as provided under the Delaware Act.

                   Section 1.02. The Merger shall become effective at the time of filing of, or at such later time specified in, a certificate of merger, in the form required by and executed in accordance with the Delaware Act, with the Secretary of State of the State of Delaware in accordance with the Delaware Act (the "Certificate of Merger"). The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

                  Section 1.03. Certificate of Incorporation and By-Laws of Surviving Corporation . The Certificate of Incorporation and By-Laws of Acquisition Corporation, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided by law.

                   Section 1.04. Directors and Officers of Surviving Corporation, The initial directors and the initial officers of the Surviving Corporation shall be the directors and officers of Acquisition Corporation, in each case until their successors are elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                   Section 1.05. Stockholders' Meetings. Each of Vitalink and Genesis shall take all action necessary in accordance with applicable law and its respective Certificate of Incorporation and By-Laws to call and convene a special meeting of its respective stockholders (the "Special Meetings") as soon as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated by this Agreement. Each of Vitalink and Genesis, through its respective Board of Directors, (a) shall recommend to its respective stockholders approval of this Agreement and the transactions contemplated by this Agreement, which recommendation shall be contained in the proxy statement of Vitalink and Genesis (the "Joint Proxy Statement"), and shall not withdraw, modify or change in any manner or take action inconsistent with its recommendation of this Agreement or the other transactions contemplated hereby and shall not resolve to do any of the foregoing and publicly disclose such resolution; provided, however, that the Board of Directors of each of Vitalink and Genesis may fail to make its recommendation to its respective stockholders or may withdraw, modify or change in any manner or take any action inconsistent with such recommendation or resolve to do any of the foregoing and publicly disclose such resolution if such Board of Directors believes, after receiving a Superior Proposal (as hereinafter defined) which was not solicited after the date hereof and (x) the advice of outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties to its stockholders under applicable law and (y) the fairness opinion of a financial advisor of nationally recognized reputation that the party making such proposal is financially capable and that such Superior Proposal would yield a higher value to its stockholders than the Merger, that the making of such recommendation or the failure to so withdraw, modify or change in any manner or take any action inconsistent with such recommendation or to resolve to do any of the foregoing and publicly disclose such resolution would be inconsistent with its fiduciary duties under applicable law and (b) shall use all commercially reasonable efforts to solicit from its respective stockholders proxies regarding approval and adoption of this Agreement.

                   Section 1.06. Filing of Certificate of Merger. At the Closing (as hereinafter defined), Genesis, Acquisition Corporation and Vitalink shall cause a Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the Delaware Act, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

                   Section 1.07. Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, obligation, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, obligation, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.


                                   ARTICLE II

                              CONVERSION OF SHARES


                   Section 2.01. Vitalink Common Stock. (a) At the Effective Time, each share of common stock, par value $.01 per share, of Vitalink (the "Vitalink Common Stock") outstanding immediately prior to the Effective Time (except for shares, if any, owned by Vitalink as treasury stock or owned by any wholly owned Subsidiary of Vitalink or Dissenting Stock) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive for each share (x) $22.50 per share in cash, subject to adjustment in accordance with this Section 2.01 (the "Per Share Cash Consideration"), or (y) .045 of one validly issued, fully paid and nonassessable share (the "Per Share Preferred Stock Consideration") of convertible preferred stock, par value $.01 per share, of Genesis, with an initial liquidation preference of $500.00 per share (the "Preferred Stock") having the terms set forth in Schedule I hereto, or (z) a combination of a fraction of a share of Preferred Stock and cash, determined in accordance with Section 2.01(d), (e),
(f) or (g), as applicable.

                  The cash and Preferred Stock to be delivered in exchange for shares of Vitalink Common Stock pursuant to this Section 2.01(a) are hereinafter sometimes called the "Closing Consideration."

                   (b) At the Effective Time all outstanding shares of Vitalink Common Stock, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Vitalink Common Stock shall thereafter cease to have any rights with respect to such shares of Vitalink Common Stock, except (i) the right to receive the Closing Consideration for such shares of Vitalink Common Stock specified in the foregoing clause (a) upon the surrender of such certificate in accordance with Section 2.04 or (ii) dissenters' rights pursuant to Section 2.08.

                   (c) Election of Consideration. Subject to the allocation and election procedures set forth in this Section 2.01 and Section 2.02, each holder of record (as of the Effective Time) of shares of Vitalink Common Stock will be entitled to, with respect to each such share, (i) elect to receive cash (a "Cash Election"), (ii) elect to receive Preferred Stock (a "Preferred Stock Election"), or (iii) indicate that such record holder has no preference as to the receipt of cash or Preferred Stock (a "Non-Election"). All such elections shall be made on a form designed for that purpose (a "Form of Election") in accordance with the procedures specified in Section 2.02.

                   (d) Excess Cash Elections. If the aggregate number of shares of Vitalink Common Stock covered by Cash Elections (the "Cash Election Shares") exceeds the Cash Election Number (as defined below), all shares of Vitalink Common Stock covered by Preferred Stock Elections and all shares of Vitalink Common Stock covered by Non-Elections (the "Non-Election Shares") shall be converted into the right to receive the Per Share Preferred Stock Consideration, and all shares of Vitalink Common Stock covered by Cash Elections shall be converted into the right to receive Preferred Stock and cash in the following manner:

         each share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Consideration and (y) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of Preferred Stock equal to the product of
         (x) the Per Share Preferred Stock Consideration and (y) a fraction equal to one minus the Cash Fraction.

                  The "Cash Election Number" shall be equal to (i) 50% of the number of shares of Vitalink Common Stock outstanding as of immediately prior to the Effective Time, minus (ii) (a) the number of shares of Vitalink Common Stock represented by Dissenting Stock (as defined below) and (b) the number of shares of Vitalink Common Stock for which cash in lieu of fractional shares of Preferred Stock is payable pursuant to Section 2.06; provided that the Cash Election Number shall be subject to adjustment in accordance with Section 2.01(g)).

                  (e) Excess Preferred Stock Elections. If the aggregate number of shares covered by Preferred Stock Elections (the "Preferred Stock Election Shares") exceeds the Preferred Stock Election Number, then all shares of Vitalink Common Stock covered by Cash Elections and all shares of Vitalink Common Stock covered by Non-Elections shall be converted into the right to receive the Per Share Cash Consideration, and all shares of Vitalink Common Stock covered by Preferred Stock Elections shall be converted into the right to receive Preferred Stock and cash in the following manner:

         each share shall be converted into the right to receive (i) a number of shares of Preferred Stock equal to a fraction (the "Preferred Stock Fraction"), the numerator of which shall be the Preferred Stock Election Number and the denominator of which shall be the total number of Preferred Stock Election Shares, and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Consideration and (y) a fraction equal to one minus the Preferred Stock Fraction.

                  The "Preferred Stock Election Number" shall be equal to 50% of the number of shares of Vitalink Common Stock outstanding as of immediately prior to the Effective Time; provided that the Preferred Stock Election Number shall be subject to adjustment in accordance with this Section 2.01(g)).

                  (f) Insufficient Elections. In the event that neither Section 2.01(d) nor Section 2.01(e) above is applicable, all shares of Vitalink Common Stock covered by Cash Elections shall be converted into the right to receive the Per Share Cash Consideration, all shares of Vitalink Common Stock covered by Preferred Stock Elections shall be converted into the right to receive the Per Share Preferred Stock Consideration, and the shares of Vitalink Common Stock covered by Non-Elections, if any, shall be converted into the right to receive Preferred Stock and cash in the following manner:

         each share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Consideration and (y) a fraction (the "Non-Election Fraction"), the numerator of which shall be the excess, if any, of the Cash Election Number over the total number of Cash Election Shares and the denominator of which shall be the Non-Election Shares and (ii) a number of shares of Preferred Stock equal to the product of (x) the Per Share Preferred Stock Consideration and (y) a fraction equal to one minus the Non-Election Fraction.

                  (g) If, after giving effect to the calculations made pursuant to Sections 2.01(d)-(f), the value on the Closing Date of Preferred Stock issued in the Merger, as mutually agreed to by each of Genesis and Vitalink, would (before giving effect to this Section 2.01(g)) constitute less than 50% of the sum of (i) the value of the Closing Consideration and (ii) the cash paid or to be paid to holders of Dissenting Stock, then the Cash Election Number shall be reduced and the Preferred Stock Election Number shall be increased correspondingly until the value of Preferred Stock issued in the merger constitutes at least 50% of such sum.

                   Section 2.02. Election Procedures. (a) Elections shall be made by holders of Vitalink Common Stock by mailing to the Exchange Agent a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent and accompanied by Certificates representing the shares of Vitalink Common Stock as to which the election is being made (or by an appropriate trust company in the United States or a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. (the "NASD")). Holders of record of shares of Vitalink Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Forms of Elections, provided that such Representative certifies in writing that each such Form of Election covers all the shares of Vitalink Common Stock held by each Representative for a particular beneficial owner. Vitalink shall have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Vitalink (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Vitalink nor the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by Section 2.01 and this Section 2.02 and all such computations shall be conclusive and binding on the holders of Vitalink Common Stock. Forms of Election and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected and risk of loss and title to the Certificates theretofore representing shares of Vitalink Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Genesis and Vitalink shall mutually agree shall be mailed on the date that the Joint Proxy Statement is first mailed to the stockholders of Vitalink and Genesis.

                   (b) For the purposes hereof, a holder of Vitalink Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (as defined below) shall be deemed to have made a Non-Election. If Vitalink or the Exchange Agent shall determine that any purported Cash Election or Preferred Stock Election was not properly made with respect to any or all of the shares of Vitalink Common Stock of a holder, such purported Cash Election or Preferred Stock Election shall be deemed to be of no force and effect and the stockholder making such purported Cash Election or Preferred Stock Election shall, for purposes hereof, be deemed to have made a Non-Election.

                   (c) Genesis and Vitalink shall each use its best efforts to mail the Form of Election to all persons or entities who become holders of Vitalink Common Stock during the period between the record date for the Special Meeting and 10:00 a.m., New York time, on the date five business days prior to the anticipated Effective Time and to make the Form of Election available to all persons or entities who become holders of Vitalink Common Stock subsequent to such day and no later than the close of business on the business day prior to the Effective Time. A Form of Election must be received by the Exchange Agent by the close of business on the last business day prior to the Effective Time (the "Election Deadline") in order to be effective. All elections may be revoked until the Election Deadline.

                   Section 2.03. Acquisition Corporation Common Stock; Genesis Owned Common Stock. (a) At the Effective Time, each share of common stock, no par value, of Acquisition Stock Corporation ("Acquisition Corporation Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share, of common stock, no par value, of the Surviving Corporation ("Surviving Corporation Common Stock").

                   (b) At the Effective Time all outstanding shares of Vitalink Common Stock owned by Genesis or Acquisition Corporation or any subsidiary thereof, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Vitalink Common Stock shall thereafter cease to have any rights with respect to such shares of Vitalink Common Stock and no consideration shall be delivered in exchange therefor.

                   Section 2.04. Exchange of Shares. (a) Genesis shall designate one or more persons who shall be reasonably satisfactory to Vitalink to act as the Exchange Agent (the "Exchange Agent").

                   (b) As promptly as practicable after the Effective Time, Genesis shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Vitalink Common Stock (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for exchange.

                   (c) Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that amount of cash and/or Preferred Stock that such holder has the right to receive under this
Article II, and such Certificate shall forthwith be cancelled. If any shares of Preferred Stock are to be issued to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that such surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange by a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of Genesis that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.04, each Certificate shall represent, for all purposes, the right to receive the Closing Consideration in respect of the number of shares of Vitalink Common Stock evidenced by such Certificate. No dividends or other distributions that are declared after the Effective Time on shares of Preferred Stock and payable to the respective holders of record thereof after the Effective Time will be paid to holders of Certificates until such holders surrender their Certificates. Upon such surrender, Genesis shall deposit with the Exchange Agent and shall cause the Exchange Agent to pay to the record holder of the shares of Preferred Stock representing Closing Consideration, the dividends or other distributions, excluding interest, that became payable after the Effective Time and were not paid because of the delay in surrendering Certificates for exchange.

                   (d) From and after the Effective Time, there shall be no transfers on the stock transfer books of Vitalink of the shares of Vitalink Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Genesis or the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article II.

                   (e) Neither Vitalink, Genesis nor the Surviving Corporation shall be liable to any holder of Certificates with respect to any Closing Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                   Section 2.05. Effect of Options. (a) Prior to the Merger, the Vitalink Board of Directors (or, if appropriate, any committee administering the Vitalink Plans (as defined below)) shall adopt such resolutions or take such other actions as are necessary to adjust, subject, if necessary, to obtaining consents of the holders thereof, the terms of all outstanding employee stock options to purchase shares of Vitalink Common Stock and all outstanding stock appreciation rights related thereto theretofore granted under any stock option or stock appreciation rights plan, program or arrangement of Vitalink (all such stock option or stock appreciation rights plans, programs or arrangements are collectively referred to as the "Vitalink Plans"), to provide for the treatment of such options and stock appreciation rights as set forth in this Section 2.05 and to ensure that, from and after the Effective Time, the holders of such options have no rights thereto other than those specifically provided for in this Section 2.05. Each option (and any stock appreciation right related thereto) outstanding immediately prior to the Merger if not already vested, by its terms, shall vest at the Effective Time. All such options with an exercise price below the Per Share Cash Consideration (the "Cash Out Options") shall be cancelled as of the Effective Time in exchange for a payment from the Surviving Corporation (subject to any applicable required withholding taxes) equal to the product of (x) the total number of shares of Vitalink Common Stock subject to such option and (y) the excess of the Per Share Cash Consideration over the exercise price per share of Vitalink Common Stock subject to such option, payable in cash at the Effective Time. Except as provided herein, or as otherwise agreed to by the parties, the Vitalink Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Vitalink or any Subsidiary thereof, shall be deleted as of the Effective Time.

                  (b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all of the obligations of Vitalink under the Vitalink Plans with respect to options other than Cash Out Options, shall terminate except for such options which by their terms require that they continue after the Merger (the "Continuing Options") which Continuing Options shall be exchanged for options of Genesis upon the same terms and conditions as under the applicable Genesis Plan and the applicable option agreement issued thereunder except that (1) each such option shall be exercisable for that number of shares equal to the number of shares of Genesis Common Stock (rounded to the nearest full share with .5 shares being rounded up) equal to the number of shares of Vitalink Common Stock subject to such options
(a) multiplied by the Per Share Cash Consideration and (b) divided by the market price of Genesis Common Stock as of the Closing Date, and (2) the option price per share of the Genesis Common Stock shall be determined in accordance with a Black-Scholes pricing model based upon the relative market value of Genesis Common Stock as of the Closing Date and the option price of the Vitalink Common Stock.

                   Section 2.06. Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Vitalink Common Stock who upon surrender of all the Certificates of such holder would be entitled to receive a fraction of a share of Preferred Stock shall not be entitled to receive dividends on or vote such fraction of a share of Preferred Stock and shall receive, in lieu of such fraction of a share of Preferred Stock, cash in an amount equal to such fraction multiplied by $22.50. All references in this Agreement to Preferred Stock to be issued as Closing Consideration shall be deemed to include any cash in lieu of fractional shares of Preferred Stock payable pursuant to this Section 2.06.

                   Section 2.07. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such reasonable amount as Genesis may direct as indemnity against any claim that may be made against it with respect to such Certificate, Genesis will issue, in exchange for such lost, stolen or destroyed Certificate, cash and/or Preferred Stock and any cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Preferred Stock deliverable in respect thereof pursuant to this Agreement.

                   Section 2.08. Dissenting Stock. Each outstanding share of Vitalink Common Stock as to which a written demand for appraisal is filed in accordance with ss. 262 of the Delaware Act at or prior to the Special Meeting and not withdrawn at or prior to the Special Meeting and which is not voted in favor of the Merger shall not be converted into or represent a right to receive Preferred Stock or cash hereunder unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost his or her right to appraisal of and payment for his or her Vitalink Common Stock under such ss. 262, at which time his or her shares shall be treated in accordance with Section
2.09. All such shares of Vitalink Common Stock as to which such a written demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger, except any such shares of Vitalink Common Stock the holder of which, prior to the Effective Time, shall have effectively withdrawn or lost his or her right to appraisal of payment for his or her shares of Vitalink Common Stock under such ss. 262, are herein called "Dissenting Stock." Vitalink shall give Genesis prompt notice upon receipt by Vitalink of any written demands for appraisal rights, withdrawal of such demands, and any other instruments served pursuant to ss. 262 of the Delaware Act, and Vitalink shall give Genesis the opportunity to direct all negotiations and proceedings with respect to such demands. Vitalink shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of Genesis, settle or offer to settle any such demands. Each holder of Vitalink Common Stock who becomes entitled, pursuant to ss. 262 of the Delaware Act, to payment for his or her shares of

Vitalink Common Stock under the provisions of such section shall receive payment therefor from the Surviving Corporation and such shares of Vitalink Common Stock shall be cancelled.

                   Section 2.09. Conversion of Dissenting Stock. If prior to the Effective Time any stockholder of Vitalink shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her shares of Dissenting Stock under ss. 262 of the Delaware Act, the Vitalink Common Stock of such holder shall be treated for purposes of this
Article II like any other shares of outstanding Vitalink Common Stock. If, after the Effective Time, any holder of Vitalink Common Stock shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her Dissenting Stock under ss. 262 of the Delaware Act, each share of Dissenting Stock of such holder shall be treated in the same manner as Non-Election Shares in accordance with the procedures, and subject to the conditions, set forth in this Article II.


                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                     OF GENESIS AND ACQUISITION CORPORATION


                  Subject to the disclosure schedule delivered by Genesis (the "Genesis Disclosure Statement"), the section numbers of which are numbered to correspond to the sections of this Agreement to which they relate, each of Genesis and Acquisition Corporation represents and warrants to Vitalink as follows:

                   Section 3.01. Organization, Etc. Genesis is a corporation duly organized, validly existing and in good standing under the laws of the state of Pennsylvania and has all requisite power and authority to carry on its business as it is now being conducted. Genesis is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, have a Genesis Material Adverse Effect. "Genesis Material Adverse Effect" means a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of Genesis and its Subsidiaries taken as a whole, other than any change or effect arising out of or resulting from general economic conditions or conditions generally affecting, directly or indirectly, the eldercare, pharmacy and/or related services industry. Complete and correct copies of the organizational documents, as currently in effect, of Genesis have been made available to Vitalink.

                   Section 3.02. Authority Relative to This Agreement. Each of Genesis and Acquisition Corporation has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Genesis and Acquisition Corporation, and no other corporate proceedings on the part of Genesis or Acquisition Corporation are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement at the Special Meeting or any adjournment thereof by a majority of the outstanding shares of common stock, par value $.02 per share, of Genesis (the "Genesis Common Stock"). This Agreement has been duly and validly executed and delivered by each of Genesis and Acquisition Corporation and, assuming the due authorization, execution and delivery hereof by Vitalink, constitutes a valid and binding agreement of each of Genesis and Acquisition Corporation, enforceable against Genesis and Acquisition Corporation in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

                   Section 3.03. No Violations, Etc. (a) No filing or registration with, or permit, authorization, consent or approval of, or notification or disclosure to, any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission (a "Governmental Authority") is required by Genesis or Acquisition Corporation in connection with the execution and delivery of this Agreement or the consummation by Genesis or Acquisition Corporation of the Merger and the other transactions contemplated hereby, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) in connection with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (iii) the filing of appropriate merger documents as required by the Delaware Act, (iv) such consents, approvals, orders, permits, authorizations, registrations, declarations and filings as may be required under the Blue Sky laws of various states, (v) such filings, licenses, permits, authorizations, consents, orders, registrations, filings, notifications and disclosures as may be required to be made prior to or at the Effective Time and
(vi) such filings, licenses, permits, authorizations, consents, orders, registrations, filings, notifications and disclosures as may be required to be made or obtained after the Effective Time.

                  (b) Assuming that all filings, permits, authorizations, consents, disclosures and approvals required prior to the Effective Time have been duly made or obtained as contemplated by Section 3.03(a), the execution and delivery of this Agreement and the consummation by Genesis and Acquisition Corporation of the Merger and the other transactions contemplated hereby will not (i) subject to obtaining the approval of a majority of the outstanding shares of Genesis Common Stock as required by the rules of the New York Stock Exchange violate any provision of the organizational documents of Genesis or any of its Subsidiaries, (ii) violate any statute, rule, regulation, order or decree of any Governmental Authority by which Genesis, any of its Subsidiaries or any of their properties are bound or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration, redemption or repurchase) under, any of the terms, conditions or provisions of any (x) note, bond, mortgage, indenture or deed of trust relating to indebtedness for borrowed money or (y) license, lease, agreement or other instrument or obligation to which Genesis or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, excluding from the foregoing clauses (ii) and (iii)(y) violations, breaches or defaults that, individually or in the aggregate, would not either impair Genesis's or Acquisition Corporation's ability to consummate the Merger or the other transactions contemplated hereby or have a Genesis Material Adverse Effect.

                   Section 3.04. Capitalization. (a) The authorized capital stock of Genesis consists of 60,000,000 shares of Genesis Common Stock. As of December 31, 1997, there were 35,125,027 shares of Genesis Common Stock issued and 35,079,426 shares of Genesis Common Stock outstanding, 45,601 shares of

Genesis Common Stock held in Genesis's treasury and 4,434,415 shares of Genesis Common Stock reserved for issuance upon the exercise of options theretofore granted pursuant to the stock option or stock appreciation rights plans, programs or arrangements of Genesis (collectively, the "Genesis Plans"). All issued and outstanding shares of capital stock of Genesis are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto. Section 3.04 of the Genesis Disclosure Statement lists each Genesis Plan, the number of shares of Genesis Common Stock to be received upon exercise thereof and the average exercise price of outstanding options (the "Genesis Common Stock Equivalents"). Except for the Genesis Common Stock Equivalents, there are no options, warrants, calls, subscriptions or other rights, agreements or commitments obligating Genesis to issue, transfer or sell any shares of its capital stock or any other securities convertible into or evidencing the right to subscribe for any such shares. There are no outstanding stock appreciation rights with respect to the capital stock of Genesis. Other than pursuant to the Genesis Common Stock Equivalents, there has not been any issuance of capital stock of Genesis since December 31, 1997.

                  (b) There are no obligations, contingent or otherwise, of Genesis to (i) repurchase, redeem or otherwise acquire any shares of Genesis Common Stock or (ii) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other person. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Genesis. There are no voting trusts, proxies or other agreements or understandings to which Genesis is a party or by which Genesis is bound with respect to the voting of any shares of capital stock of Genesis.

                   Section 3.05. SEC Filings. (a) Genesis has timely filed with the Securities and Exchange Commission (the "SEC") all required forms, reports, registration statements and documents required to be filed by it with the SEC on or since September 30, 1997 (collectively, the "Genesis SEC Reports"), all of which complied as to form when filed in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as the case may be. As of their respective dates, the Genesis SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Genesis will deliver to Vitalink as soon as they become available true and complete copies of any report or statement mailed by Genesis to its securityholders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Vitalink, as to which Genesis makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable securities law requirements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Genesis and its Subsidiaries to be included or incorporated by reference in such reports and statements will be prepared in accordance with U.S. generally accepted accounting principles, in each case applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) ("GAAP") and will fairly present the consolidated financial position of Genesis and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flow for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements).

                   Section 3.06. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Genesis and its Subsidiaries included or incorporated by reference in any of the Genesis SEC Reports have been prepared in accordance with GAAP, and fairly present in all material respects the consolidated financial position of Genesis and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements), and such audited consolidated financial statements are accompanied by an unqualified opinion thereon by Genesis's independent accountants. The Consolidated Balance Sheet as at September 30, 1997 of Genesis and its Subsidiaries contained in such financial statements is hereinafter referred to as the "Genesis Balance Sheet."

                   Section 3.07. Absence of Undisclosed Liabilities. At September 30, 1997, none of Genesis or its Subsidiaries has any liabilities of any nature, whether absolute, accrued, unmatured, contingent or otherwise, whether due or about to become due that are required to be recorded or reflected on a consolidated balance sheet of Genesis under generally accepted accounting principles, or any unsatisfied judgments, except for (i) the liabilities recorded on the Genesis Balance Sheet and/or reflected in the notes thereto, and
(ii) liabilities disclosed in any Genesis SEC Report filed since September 30, 1997 and prior to the date of this Agreement.

                   Section 3.08. Absence of Changes or Events. Since December 31, 1997 and except as set forth in the Genesis SEC Reports filed prior to the date hereof or as a direct or indirect result of changes in the Medicare or Medicaid reimbursement programs which are known or reasonably anticipated as of the date hereof: (a) there has been no Genesis Material Adverse Effect and (b) neither Genesis nor any of its Subsidiaries has, directly or indirectly:

                  (a) purchased or otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock of Genesis or any of its Subsidiaries, except as set forth on Section 3.08 of the Genesis Disclosure Statement, or any options, warrants or other equity securities, debt securities or other indebtedness of Genesis or any of its Subsidiaries, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

                  (b) (i) other than borrowings under Genesis's existing working capital facilities, created or incurred any indebtedness for borrowed money in excess of $20,000,000 in the aggregate; (ii) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other individual, firm or corporation (other than any wholly owned Subsidiary of Genesis), or made any loans or advances to any other individual, firm or corporation (other than loans among Genesis and any of its wholly owned Subsidiaries) except in the ordinary course of business consistent with past practice; or (iii) incurred any liabilities, except for liabilities that, individually or in the aggregate, would not reasonably be expected to have a Genesis Material Adverse Effect;

                  (c) made any payment with respect to any option, warrant or other equity security, or any debt security or other indebtedness, of Genesis or any of its Subsidiaries (other than regular, periodic payments of principal and/or interest required pursuant to the terms of the applicable security or instrument);

                  (d) instituted any significant change in accounting methods, principles or practices affecting its assets, liabilities or business, except insofar as may be appropriate to conform to changes in law or GAAP; and

                  (e) agreed to do any of the things described in the preceding clauses (a) through (d).

                   Section 3.09. Litigation. There is no (i) claim, action, suit or proceeding pending or, to the best of Genesis's knowledge, threatened against Genesis or any of its Subsidiaries or their respective properties, assets or operations before any court or governmental or regulatory authority or body or arbitration tribunal or (ii) outstanding judgment, order, writ, injunction or decree of any court, governmental agency or arbitration tribunal in a proceeding to which Genesis, any of its Subsidiaries or any of their respective assets was or is a party, except, in the case of clauses (i) and (ii) above, such as would not, individually or in the aggregate, either impair Genesis's or Acquisition Corporation's ability to consummate the Merger or the other transactions contemplated hereby or have or reasonably be expected to have a Genesis Material Adverse Effect.

                   Section 3.10. Subsidiaries and Investments. Each Subsidiary of Genesis is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except for failures to be so organized, existing or in good standing or to have such power or authority that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. Each Subsidiary of

Genesis is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. All of the outstanding shares of capital stock or share capital of each Subsidiary of Genesis are validly issued, fully paid and nonassessable, and those owned by Genesis or by a Subsidiary of Genesis are owned free and clear of any liens, claims or encumbrances. There are no options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any of the Subsidiaries of Genesis to issue, transfer or sell any shares of its capital stock or any other securities convertible into or evidencing the right to subscribe for any such shares.

                   Section 3.11. Compliance with laws. (a) None of Genesis or any of its Subsidiaries or Genesis Eldercare Corporation ("Eldercare") has violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Authority (including, without limitation, the Medicare and Medicaid fraud and abuse provisions of the Social Security Act and the Civil Monetary Penalty Law of the Social Security Act, the applicable recordkeeping, inventory and other requirements and regulations of the Federal Food and Drug Administration (the "FDA"), the Federal Drug Enforcement Agency (the "DEA") and state pharmacy boards in jurisdictions in which Genesis conducts business), or any judgment, decree or order of any court, applicable to its business or operations, except for any such violations or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Genesis Material Adverse Effect.

                  (b) Each of Genesis and its Subsidiaries has such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental agencies and bodies ("Genesis Licenses") as are necessary to own, lease or operate its properties and to conduct its business in the manner described in the Genesis SEC Reports and as presently conducted and all such Genesis Licenses are valid and in full force and effect, except for any failures to have any such Genesis License or any failures of any such Genesis License to be valid and in full force and effect that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. Each of Genesis and its Subsidiaries is, and within the period of all applicable statutes of limitation has been, in compliance with its obligations under such Genesis Licenses and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of such Genesis Licenses, except for any such failures to be in compliance with such obligations or any such revocations or terminations that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. Genesis has no knowledge of any facts or circumstances that could reasonably be expected to result in an inability of Genesis or any of its Subsidiaries or Eldercare to renew any Genesis License except for those inabilities to renew any Genesis License which would not reasonably be expected to result in a Genesis Material Adverse Effect. Neither the execution and delivery by Genesis or Acquisition Corporation of this Agreement nor the consummation of the Merger nor any of the other transactions contemplated herein will result in any revocation or termination of any Genesis License except for a revocation or termination of a Genesis License which would not reasonably be expected to result in a Genesis Material Adverse Effect.

                  (c) Genesis and each of its Subsidiaries has delivered or made available true and correct billing requests for reimbursement and underlying information to, all governmental programs, including, but not limited to, the Medicare and Medicaid programs, in compliance with all rules, regulations, policies and procedures of such governmental programs and of the fiscal intermediaries of such programs. To the best of Genesis's knowledge all such billings were for goods actually provided, and at appropriate charges or costs, and Genesis has appropriate documentation to support such billing requests.

                   Section 3.12. Intellectual Property Rights. To the best of Genesis's knowledge, Genesis and its Subsidiaries own or have the right to use all Genesis Intellectual Property Rights (as defined below) necessary to the conduct of their respective businesses. There have been no written claims or assertions made by others that Genesis or any of its Subsidiaries has infringed any material intellectual property rights of others by the sale of products or any other activity in the preceding five year period and, to the best of Genesis's knowledge, there has been no such infringement by Genesis or any of its Subsidiaries during this period except for such infringements that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. Genesis has no knowledge of any infringement of Genesis Intellectual Property Rights by others, except for such infringements that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. All issued patents, registered trademarks and service marks owned by Genesis or its Subsidiaries are recorded on the public record in the name of Genesis or its Subsidiaries. Genesis and its Subsidiaries have clear and unencumbered title to all of the Genesis Intellectual Property Rights and such titles have not been challenged, except as would not reasonably be expected to result in a Genesis Material Adverse Effect.

                  "Genesis Intellectual Property Rights" shall mean and include rights relating to Genesis's or its Subsidiaries' patents, trademarks, service marks, trade names, copyrights, and all currently pending applications for any thereof, and any inventions, processes, trade secrets, know-how, confidentiality agreements, consulting agreements, software licenses or options to obtain rights or licenses and any documentation relating to the manufacture, marketing and maintenance of products.

                   Section 3.13. Taxes. (a) Genesis and each of its Subsidiaries have (i) filed all federal, state, local and foreign tax returns required to be filed by them prior to the date hereof (taking into account extensions), (ii) paid all taxes shown to be due on such returns and all taxes not required to be shown as due and payable on any tax return but which were otherwise due and payable, (iii) paid all taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings and properly accrued), except in the case of clause (i), (ii) or
(iii) for any such filings or payments that, individually or in the aggregate, would not have a Genesis Material Adverse Effect. Neither the Internal Revenue Service ("IRS") nor any other Governmental Authority has asserted in writing any claim for material taxes or, to the best of Genesis's knowledge, is threatening to assert any claims for taxes. Genesis and each of its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities (or are properly holding for such payment) all taxes required by law to be withheld or collected. Neither Genesis nor any of its Subsidiaries has made an election under Section 341(f) of the Code. There are no liens for taxes upon the assets of Genesis or any of its Subsidiaries (other than liens for taxes that are not yet due or that are being contested in good faith by appropriate proceedings).

                  (b) To the best of Genesis's knowledge, Genesis has not taken or failed to take any action, and there is no state of affairs with respect to the activities or operations of Genesis, that would prevent the Merger from constituting a transaction qualifying as a tax-free reorganization under Section 368(a) of the Code.

                   Section 3.14. Employee Benefit Plans; ERISA. (a) Neither Genesis nor any ERISA Affiliate of Genesis has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or (ii) incurred or reasonably expects to incur prior to the Effective Time, (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of Genesis or any of its Affiliates after the Effective Time. Nothing done or omitted to be done, and no transaction or holding of any asset under or in connection with any "employee benefit plan" as defined in Section 3(3) of ERISA which (i) is subject to any provision of ERISA and (ii) is maintained, administered or contributed to by Genesis or any Subsidiary of Genesis and covers any employees or former employees of Genesis or any Subsidiary of Genesis under which Genesis or any Subsidiary of Genesis has any liability (each a "Genesis Employee Plan") has or will make Genesis or any Subsidiary of Genesis, or any officer or director of Genesis or any Subsidiary of Genesis, subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code that could have a Genesis Material Adverse Effect. For purposes of this Agreement, "ERISA Affiliate" shall mean any person (as defined in Section 3(9) of ERISA) that is a member of any group of persons described in
Section 414(b), (c), (m) or (o) of the Code which includes the referent person or its Subsidiaries.

                  (b) With respect to each Genesis Employee Plan which is intended to be qualified under Section 401(a) of the Code, Genesis has received a favorable determination letter that the plan is so qualified and that each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code. Each Genesis Employee Plan has been maintained in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plan.

                  (c) Each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Genesis Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by Genesis or any of its Subsidiaries and (iii) covers any employee or former employee of Genesis or any of its Subsidiaries (the "Genesis Benefit Arrangements") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Genesis Benefit Arrangement.

                  (d) Genesis and its Subsidiaries are in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice, failure to comply with which or engagement in which, as the case may be, would reasonably be expected to have a Genesis Material Adverse Effect. There is no unfair labor practice complaint pending before the National Labor Relations Board which would reasonably be expected to have a Genesis Material Adverse Effect.

                  (e) Genesis has delivered or made available to Vitalink true and complete copies of all "employee benefit plans" as defined in Section 3(3) of ERISA (other than multiemployer plans as defined in Section 3(37) of ERISA) maintained by Genesis or any of its Subsidiaries or to which Genesis or any of its Subsidiaries, contributes or is obligated to make payments thereunder.

                   Section 3.15. Labor and Employment Matters. Each of Genesis and its Subsidiaries is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, safety, wages and hours, and neither Genesis nor any of its Subsidiaries is engaged in any unfair labor practice in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Genesis Material Adverse Effect. There is no labor strike, slowdown or stoppage pending (or, to the best knowledge of Genesis, any labor strike, slowdown or stoppage threatened) against or affecting Genesis or any of its Subsidiaries.

                   Section 3.16. Environmental Matters. (a) (i) Genesis and each of its Subsidiaries possess all Environmental Permits (as defined below) currently required under applicable Environmental Laws (as defined below) to conduct their business and are, and within the last five years, have been, in compliance with the terms and conditions of such Environmental Permits, except where such failures to possess or comply, individually or in the aggregate, would not have a Genesis Material Adverse Effect, nor has Genesis received written notice that any Environmental Permits possessed by Genesis or any of its

Subsidiaries and material to their business will be revoked, suspended or will not be renewed;

                  (ii) to Genesis's knowledge, all Environmental Permits necessary for the conduct of the business of Genesis and its Subsidiaries as currently conducted have been obtained except where the failure to have obtained such Environmental Permits would not, individually or in the aggregate, have a Genesis Material Adverse Effect;

                 (iii) to Genesis's knowledge after due inquiry, the execution and delivery of this Agreement and the consummation by Genesis of the transactions contemplated hereby will not affect the validity or require the transfer of any Environmental Permits, and will not require any notification, registration, reporting, filing, investigation, or remediation under any Environmental Law;

                  (iv) Genesis and each of its Subsidiaries are currently in compliance, and within applicable statues of limitation, have complied, with all applicable Environmental Laws, except where such failures to comply, individually or in the aggregate, would not have a Genesis Material Adverse Effect;

                   (v) except as would not have a Genesis Material Adverse Effect, (a) there is currently no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, notice or demand letter, or request for information pending or, to the best of Genesis's knowledge, threatened under any Environmental Law against Genesis or any of its Subsidiaries; and (b) neither Genesis nor any of its Subsidiaries has received written notice of actual or potential liability under any Environmental Law that has not been resolved, including, but not limited to, any liability that Genesis or its Subsidiaries may have retained or assumed either contractually or by operation of law;

                  (vi) as of the date hereof, no property or facility currently, or to the best of Genesis's knowledge, formerly owned, operated or leased by Genesis or any of its present or former Subsidiaries, or by any respective predecessor in interest, is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the United States Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), or on any comparable foreign or state list established under any Environmental Law;

                 (vii) to the best of Genesis's knowledge, (a) there has been no disposal, spill, discharge or release of any Hazardous Material (as defined below) generated, used, owned, or stored by Genesis, any of its Subsidiaries or respective predecessors in interest, on, at, or under any property presently or formerly owned, leased or operated by Genesis, its Subsidiaries, or any predecessor in interest, except for such disposals, spills, discharges and releases that, individually or in the aggregate, would not have a Genesis Material Adverse Effect; and (b) there are no Hazardous Materials located in, at, on, or under such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial or corrective action by Genesis or any of its Subsidiaries or that would reasonably likely result in material liabilities of or losses, damages or costs to Genesis or any of its Subsidiaries under any Environmental Law;

                (viii) except as would not have a Genesis Material Adverse Effect, (a) there has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area in each case containing Hazardous Materials located on any facility or property currently owned, leased or operated by Genesis, any of its Subsidiaries or respective predecessors in interest, and (b) no asbestos or polychlorinated biphenyls have been used or disposed of, or have been located at, on, or under any such facility or property in violation of any applicable Environmental Law; and

                  (ix) to the best of Genesis's knowledge after due inquiry, no lien has been recorded against any properties, assets or facilities currently owned, leased or operated by Genesis or any of its Subsidiaries under any Environmental Law.

                  (b) Genesis has provided to Vitalink and its authorized representatives all records and files, including but not limited to, all assessments, reports, studies, analyses, tests and data available to Genesis and its Subsidiaries concerning the existence of Hazardous Materials or any other environmental concern at properties, assets or facilities currently or formerly owned, operated or leased by Genesis or any present or former Subsidiary or predecessor in interest, or concerning compliance by Genesis and its Subsidiaries with, or liability under, any Environmental Laws.

                  (c) For purposes of this Section 3.16 and Section 4.18:

                   (i) "Environmental Law" shall mean CERCLA, the Resource Conservation and Recovery Act of 1976, as amended, and any other applicable federal, state, local, or foreign statute, rule, regulation, order, judgment, directive, decree or common law as now or previously in effect and regulating, relating to, or imposing liability or standards of conduct concerning air emissions, water discharges, noise emissions, the release or threatened release or discharge of any Hazardous Material into the environment, the generation, handling, treatment, storage, transport or disposal of any Hazardous Material, or otherwise concerning pollution or the protection of the outdoor or indoor environment, or human health or safety.

                  (ii) "Environmental Permit" shall mean any permit, license, approval, consent or other authorization by a federal, state, local or foreign government or regulatory entity pursuant to any Environmental Law.

                 (iii) "Hazardous Material" shall mean any pollutant, contaminant or hazardous, toxic, medical, biohazardous, infectious or dangerous waste, substance, constituent or material, defined or regulated as such in, or for purposes of, any Environmental Law, including, without limitation, any asbestos, any petroleum, oil (including crude oil or any fraction thereof), any radioactive substance, any polychlorinated biphenyls, any toxin, chemical, virus, infectious disease or disease-causing agent or pathogen, and any other substance that can give rise to liability under any Environmental Law.

                   Section 3.17. Insurance. Genesis has insurance policies and fidelity bonds covering its and its Subsidiaries' assets, business, equipment, properties, operations, employees, officers and directors of the type and in amounts customarily carried by persons conducting business similar to that of Genesis and such Subsidiaries. All premiums due and payable under all such policies and bonds have been paid, and Genesis is otherwise in full compliance with the terms and conditions of all such policies and bonds, except where the failure to have made payment or to be in full compliance would not, singularly or in the aggregate with all such other failures, have a Genesis Material Adverse Effect. The reserves established by Genesis in respect of all matters as to which Genesis self-insures or carries retention and/or deductibles, including for workers' medical coverage and workers' compensation, are adequate and appropriate in light of Genesis's experience with respect thereto and Genesis is not aware of any facts or circumstances existing as of the date hereof that could reasonably be expected to cause such reserves to be inadequate or inappropriate.

                  Section 3.18. Contracts and Commitments. None of Genesis or its Subsidiaries is in breach of or default under any contract to which it is a party, except for breaches or defaults that would not, individually or in the aggregate, either impair Genesis's ability to consummate the Merger and the other transactions contemplated hereby or have a Genesis Material Adverse Effect.

                   Section 3.19. Finders or Brokers. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Genesis nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger or the amount of which is calculated with reference to the Closing Consideration.

                   Section 3.20. Board Reccomendation. The Board of Directors of Genesis has, by a unanimous vote at a meeting of such Board duly held on April 24, 1998, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, and prior to the date hereof has resolved to recommend that the holders of Genesis Common Stock approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.

                   Section 3.21. Fairness Option. Genesis has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that on the date hereof, the Closing Consideration is fair from a financial point of view to Genesis.


                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF VITALINK


                  Subject to the disclosure schedule delivered by Vitalink (the "Vitalink Disclosure Statement"), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they relate, Vitalink represents and warrants to Genesis and Acquisition Corporation as follows:

                   Section 4.01. Organization, Etc. Vitalink is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Vitalink is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, have a Vitalink Material Adverse Effect. "Vitalink Material Adverse Effect" means a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of Vitalink and its Subsidiaries taken as a whole, other than any change or effect arising out of or resulting from general economic conditions or conditions generally affecting, directly or indirectly, the institutional pharmacy services industry. Complete and correct copies of the organizational documents, as currently in effect, of Vitalink have been made available to Genesis.

                   Section 4.02. Authority Relative. Vitalink has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Vitalink, and no other corporate proceedings on the part of Vitalink are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the approval of and adoption of this Agreement at the Special Meeting or any adjournment thereof by a majority of the outstanding shares of Vitalink Common Stock as required by the Delaware Act). This Agreement has been duly and validly executed and delivered by Vitalink and, assuming the due authorization, execution and delivery hereof by each of Genesis and Acquisition Corporation, constitutes a valid and binding agreement of Vitalink, enforceable against Vitalink in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

                   Section 4.03. No Violations, Etc. (a) No filing or registration with, or permit, authorization, consent or approval of, or notification or disclosure to, any Governmental Authority is required by

Vitalink in connection with the execution and delivery of this Agreement or the consummation by Vitalink of the Merger and the other transactions contemplated hereby, except (i) in connection with the applicable requirements of the HSR Act, (ii) in connection with the provisions of the Securities Act and the Exchange Act, (iii) the filing of appropriate merger documents as required by the Delaware Act, (iv) such consents, approvals, orders, permits, authorizations, registrations, declarations and filings as may be required under the Blue Sky laws of various states and (v) as listed in Section 4.03 of the Vitalink Disclosure Statement, such filings, licenses, permits, authorizations as may be required to be made or obtained prior to the Effective Time.

                  (b) Assuming that all filings, permits, authorization, consents, disclosures and approvals required prior to the Effective Time have been duly made or obtained as contemplated by Section 4.03(a), the execution and delivery of this Agreement and the consummation by Vitalink of the Merger and the other transactions contemplated hereby will not (i) subject to obtaining the approval of a majority of the outstanding shares of Vitalink Common Stock as required by the Delaware Act, violate any provision of the organizational documents of Vitalink or any of its Subsidiaries, (ii) violate any statute, rule, regulation, order or decree of any Governmental Authority by which Vitalink, any of its Subsidiaries or any of their properties are bound or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration, redemption or repurchase) under, any of the terms, conditions or provisions of any (x) note, bond, mortgage, indenture or deed of trust relating to indebtedness for borrowed money or (y) license, lease, agreement or other instrument or obligation to which Vitalink or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, excluding from the foregoing clauses (ii) and (iii)(y) violations, breaches or defaults that, individually or in the aggregate, would not either impair Vitalink's ability to consummate the Merger or the other transactions contemplated hereby or have a Vitalink Material Adverse Effect.

                   Section 4.04. Capitalization. (a) The authorized capital stock of Vitalink consists of 80,000,000 shares of Vitalink Common Stock. As of April 15, 1998, there were 26,127,886 shares of Vitalink Common Stock outstanding, no shares of Vitalink Common Stock held in Vitalink's treasury and 1,552,095 shares of Vitalink Common Stock reserved for issuance upon the exercise of options theretofore granted pursuant to the Vitalink Plans and 22,950 shares of Vitalink Common Stock reserved for issuance upon the vesting of employee and director stock grants. All issued and outstanding shares of capital stock of Vitalink are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto. Section 4.04 of the Vitalink Disclosure Statement lists each Vitalink Plan and each outstanding option and stock grant as of April 15, 1998, the number of shares of Vitalink Common Stock to be received upon exercise thereof and the exercise price of each such option (the "Vitalink Common Stock Equivalents"). Except for the Vitalink Common Stock Equivalents, there are no options, warrants, calls, subscriptions, or other rights, agreements or commitments obligating Vitalink to issue, transfer or sell any shares of its capital stock or any other securities convertible into or evidencing the right to subscribe for any such shares. There are no outstanding stock appreciation rights with respect to the capital stock of Vitalink except for tandem stock appreciation rights according to the terms of the Vitalink Plans. Other than stock issued upon the exercise of stock options or the vesting of stock grants and pursuant to the Vitalink Common Stock Equivalents, there has not been any issuance of capital stock of Vitalink since September 30, 1997.

                  (b) There are no obligations, contingent or otherwise, of Vitalink to (i) repurchase, redeem or otherwise acquire any shares of Vitalink Common Stock or (ii) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other person. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Vitalink. There are no voting trusts, proxies or other agreements or understandings to which Vitalink is a party or by which Vitalink is bound with respect to the voting of any shares of capital stock of Vitalink.

                   Section 4.05. SEC Filings. (a) Vitalink has timely filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC on or since May 31, 1997 (collectively, the "Vitalink SEC Reports"), all of which complied as to form when filed in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as the case may be. As of their respective dates, the Vitalink SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Vitalink will deliver to Genesis as soon as they become available true and complete copies of any report or statement mailed by Vitalink to its securityholders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Genesis, as to which Vitalink makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable securities law requirements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Vitalink and its Subsidiaries to be included or incorporated by reference in such reports and statements will be prepared in accordance with GAAP and will fairly present the consolidated financial position of Vitalink and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flow for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements).

                   Section 4.06. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Vitalink and its Subsidiaries included or incorporated by reference in any of the Vitalink SEC Reports have been prepared in accordance with GAAP, and fairly present in all material respects the consolidated financial position of Vitalink and its Subsidiaries as of the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements), and such audited consolidated financial statements are accompanied by an unqualified opinion thereon by Vitalink's independent accountants. The Consolidated Balance Sheet as at May 31, 1997 of Vitalink and its Subsidiaries contained in such financial statements is hereinafter referred to as the "Vitalink Balance Sheet."

                   Section 4.07. Absence of Undisclosed Liabilities. At May 31, 1997, none of Vitalink or its Subsidiaries has any liabilities of any nature, whether absolute, accrued, unmatured, contingent or otherwise, whether due or about to become due that are required to be recorded or reflected on a consolidated balance sheet of Vitalink under generally accepted accounting principles, or any unsatisfied judgments, except for (i) the liabilities recorded on the Vitalink Balance Sheet and/or reflected in the notes thereto, and (ii) liabilities disclosed in any Vitalink SEC Report filed since May 31, 1997 and prior to the date of this Agreement.

                   Section 4.08. Absence of Changes or Events. Since February 28, 1998 and except as set forth in the Vitalink SEC Reports filed prior to the date hereof or as a direct or indirect result of changes in the Medicare or Medicaid reimbursement programs which are known or reasonably anticipated as of the date hereof: (a) there has been no Vitalink Material Adverse Effect and (b) neither Vitalink nor any of its Subsidiaries has, directly or indirectly:

                  (a) other than under employee stock purchase plans, purchased or otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock of Vitalink or any of its Subsidiaries, or any options, warrants or other equity securities, debt securities or other indebtedness of Vitalink or any of its Subsidiaries, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

                  (b) (i) excluding the rollover of amounts borrowed under the existing credit facility of Vitalink, created or incurred any indebtedness for borrowed money in excess of $10,000,000 in the aggregate; (ii) assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other individual, firm or corporation (other than any wholly owned Subsidiary of Vitalink), or made any loans or advances to any other individual, firm or corporation (other than loans among Vitalink and any of its wholly owned Subsidiaries) except in the ordinary course of business consistent with past practice; (iii) entered into any commitment or transaction material to Vitalink and its Subsidiaries taken as a whole; or (iv) incurred any liabilities, except for liabilities that, individually or in the aggregate, would not reasonably be expected to have a Vitalink Material Adverse Effect;

                  (c) made any payment with respect to any option, warrant or other equity security, or any debt security or other indebtedness, of Vitalink or any of its Subsidiaries (other than regular, periodic payments of principal and/or interest required pursuant to the terms of the applicable security or instrument);

                  (d) instituted any significant change in accounting methods, principles or practices affecting its assets, liabilities or business, except insofar as may be appropriate to conform to changes in law or GAAP;

                  (e) suffered any damage, destruction or loss, whether covered by insurance or not, except for such that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect;

                  (f) since the date of the information contained in Vitalink's proxy statement dated November 5, 1997 and other than as contemplated or permitted in this Agreement, (i) increased in any manner the compensation of any of its directors or, except in the ordinary course of business consistent with past practice, officers or employees, except in each case as required under plans or arrangements existing at November 5, 1997; (ii) paid or agreed to pay any pension, retirement allowance or other employee benefit not required under agreements, plans or arrangements existing at November 5, 1997; (iii) granted any severance or termination pay to any person, or entered into any employment, consulting and severance agreement with any person providing for total compensation and severance payments in excess of $50,000, other than severance or termination payment reserved in the Vitalink Balance Sheet; or (iv) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement or similar plan or arrangement (including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other benefit plan, contract, agreement or understanding) that was not in existence prior to the date hereof, or amended any such plan or arrangement in existence at or prior to the date hereof, in each case except as may be required by applicable law;

                   (g) sold, transferred, pledged, mortgaged, or otherwise disposed of, or leased or licensed to or from any person, or encumbered, any material properties, real, personal or mixed, except in the ordinary course of business; and

                   (h) agreed to do any of the things described in the preceding clauses (a) through (g).

                   Section 4.09. Litigation. (a) There is no (i) claim, action, suit or proceeding pending or, to the best of Vitalink's knowledge, threatened against Vitalink or any of its Subsidiaries or their respective properties, assets or operations before any court or governmental or regulatory authority or body or arbitration tribunal or (ii) outstanding judgment, order, writ, injunction or decree of any court, governmental agency or arbitration tribunal in a proceeding to which Vitalink, any of its Subsidiaries or any of their respective assets was or is a party, except, in the case of clauses (i) and (ii) above, such as would not, individually or in the aggregate, either impair Vitalink's ability to consummate the Merger or the other transactions contemplated hereby or have or reasonably be expected to have a Vitalink Material Adverse Effect.

                  (b) Section 4.09(b) of the Vitalink Disclosure Statement lists all actions, suits or proceedings to which Vitalink or any of its Subsidiaries is a party as of the date hereof.

                   Section 4.10. Subsidiaries and Investments. (a) Section 4.10(a) of the Vitalink Disclosure Statement contains a complete list as of the date hereof of each Subsidiary of Vitalink and sets forth with respect to each of Vitalink's Subsidiaries its name and jurisdiction of organization and, with respect to each Subsidiary of Vitalink that is not wholly owned, the number of issued and outstanding shares of capital stock or share capital and the number of shares of capital stock or share capital owned by Vitalink or a Subsidiary of Vitalink. Each Subsidiary of Vitalink is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of Vitalink is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. All of the outstanding shares of capital stock or share capital of each Subsidiary of Vitalink are validly issued, fully paid and nonassessable, and those owned by Vitalink or by a Subsidiary of Vitalink are owned free and clear of any liens, claims or encumbrances. There are no options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any of the Subsidiaries of Vitalink to issue, transfer or sell any shares of its capital stock or other securities convertible into or evidencing the right to subscribe for any such shares.

                  (b) Section 4.10(b) of the Vitalink Disclosure Statement lists, as of the date hereof, each corporation, partnership, joint venture or other business, association or entity (other than its Subsidiaries) in which Vitalink or any of its Subsidiaries owns, directly or indirectly, an equity interest other than any ownership interest of less than 2% of the outstanding equity securities of any issuer whose securities are registered under the Exchange Act (the "Vitalink Investees"). To the best of Vitalink's knowledge, each such Vitalink Investee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

                   Section 4.11. Compliance with Laws. (a) None of Vitalink or its Subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Authority (including, without limitation, the Medicare and Medicaid fraud and abuse provisions of the Social Security Act and the Civil Monetary Penalty Law of the Social Security Act, the applicable recordkeeping, inventory and other requirements and regulations of the FDA, the DEA and state pharmacy boards in jurisdictions in which Vitalink conducts business), or any judgment, decree or order of any court, applicable to its business or operations, except for any such violations or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Vitalink Material Adverse Effect.

                  (b) Each of Vitalink and its Subsidiaries has such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental agencies and bodies ("Vitalink Licenses") as are necessary to own, lease or operate its properties and to conduct its business in the manner described in the Vitalink SEC Reports and as presently conducted and all such Vitalink Licenses are valid and in full force and effect, except for any failures to have any such Vitalink License or any failures of any such Vitalink License to be valid and in full force and effect that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. Each of Vitalink and its Subsidiaries is, and within the period of all applicable statutes of limitation has been, in compliance with its obligations under such Vitalink Licenses and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of such Vitalink Licenses, except for any such failures to be in compliance with such obligations or any such revocations or terminations that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. Vitalink has no knowledge of any facts or circumstances that could reasonably be expected to result in an inability of Vitalink or any of its Subsidiaries to renew any Vitalink License. Except as set forth in Section 4.11 of the Vitalink Disclosure Statement, neither the execution and delivery by Vitalink of this Agreement nor the consummation of the Merger or any of the other transactions contemplated herein will result in any revocation or termination of any Vitalink License.

                   Section 4.12. Institutional Pharmacy Business. (a) Section
4.12 of the Vitalink Disclosure Statement lists each Pharmacy utilized by Vitalink in connection with its pharmacy business and indicates (i) the location of such Pharmacy and (ii) whether such Pharmacy is owned or held pursuant to a leasehold interest. No other person or entity has any beneficial ownership or interest in or to any such Pharmacy nor does any other person or entity have any right or option to acquire any beneficial ownership or interest in or to any such Pharmacy.

                  (b) Vitalink has not violated, and is not now in violation of, the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, the Civil Monetary Penalties Law of the Social Security Act, or any other federal or state law, statute, rule or regulation relating to the business conducted by Vitalink and its Subsidiaries.

                  (c) Vitalink is duly licensed to provide pharmacy services in all states in which it does business, and is also a participant in the Medicare program and the Medicaid programs of the states listed in Section 4.12 of the Vitalink Disclosure Statement. Vitalink is in compliance with all laws, rules and regulations affecting or in connection with the Pharmacies, Vitalink and their licenses with respect thereto and their participation in the Medicare and Medicaid programs.

                  (d) Vitalink and each of its Subsidiaries have delivered or made available true and correct billing requests for reimbursement and underlying information to all governmental programs, including, but not limited to, the Medicare and Medicaid programs, in compliance with all rules, regulations, policies and procedures of such governmental programs and of the fiscal intermediaries of such programs. To the best of Vitalink's knowledge, all such billings were for goods actually provided, and at appropriate charges or costs, and Vitalink has appropriate documentation to support such billing requests.

                  (e) Section 4.12 of the Vitalink Disclosure Statement lists all of the customers to which Vitalink and its Subsidiaries provide pharmacy services pursuant to oral or written contracts (the "Vitalink Pharmacy Contracts"). Except as set forth in Section 4.12 of the Vitalink Disclosure Statement, Vitalink has not received written notice nor has any senior management of Vitalink been informed that any Pharmacy Contract listed in
Section 4.12 of the Vitalink Disclosure Statement will be terminated with or without cause.

                   Section 4.13. Intellectual Property Rights. To the best of Vitalink's knowledge, Vitalink and its Subsidiaries own or have the right to use all Vitalink Intellectual Property Rights (as defined below) necessary to the conduct of their respective businesses. There have been no written claims or assertions made by others that Vitalink or any of its Subsidiaries has infringed any material intellectual property rights of others by the sale of products or any other activity in the preceding five year period and, to the best of Vitalink's knowledge, there has been no such infringement by Vitalink or any of its Subsidiaries during this period except for such infringements that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. Vitalink has no knowledge of any infringement of Vitalink Intellectual Property Rights by others, except for such infringements that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. All issued patents, registered trademarks and service marks owned by Vitalink or its Subsidiaries are recorded on the public record in the name of Vitalink or its Subsidiaries.

                  Section 4.13 of the Vitalink Disclosure Statement contains a list of all patents, trade names, registered and unregistered copyrights, trademarks and service marks and applications for the foregoing owned by Vitalink or its Subsidiaries. Except as set forth in Section 4.13 of the Vitalink Disclosure Statement, Vitalink and/or its Subsidiaries have clear and unencumbered title to the Vitalink Intellectual Property Rights set forth in such Section 4.13 and such title has not been challenged (pending or threatened) by others except for the encumbrances listed therein. True and complete copies of all material listed in Section 4.13 of the Vitalink Disclosure Statement have been delivered or made available to Genesis.

                  "Vitalink Intellectual Property Rights" shall mean and include rights relating to Vitalink's or its Subsidiaries, patents, trademarks, service marks, trade names, copyrights, and all currently pending applications for any thereof, and any inventions, processes, trade secrets, know-how, confidentiality agreements, consulting agreements, software licenses or options to obtain rights or licenses and any documentation relating to the manufacture, marketing and maintenance of products.

                   Section 4.14. Taxes. (a) Vitalink and each of its Subsidiaries have (i) filed all federal, state, local and foreign tax returns required to be filed by them prior to the date hereof (taking into account extensions), (ii) paid all taxes shown to be due on such returns and all taxes not required to be shown as due and payable on any tax return but which were otherwise due and payable, (iii) paid all taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings and properly accrued), except in the case of clause (i), (ii) or (iii) for any such filings or payments that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect. Neither the IRS nor any other Governmental Authority has asserted in writing any claim for taxes or, to the best of Vitalink's knowledge, is threatening to assert any claims for taxes. Vitalink and its Subsidiaries have open years for federal, state, local and foreign income tax returns only as set forth in Section 4.14 of the Vitalink Disclosure Statement. Vitalink and each of its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities (or are properly holding for such payment) all taxes required by law to be withheld or collected. Neither Vitalink nor any of its Subsidiaries has made an election under Section 341(f) of the Code. There are no liens for taxes upon the assets of Vitalink or any of its Subsidiaries (other than liens for taxes that are not yet due or that are being contested in good faith by appropriate proceedings).

                  Except as set forth on Section 4.14 of the Vitalink Disclosure Statement, neither Vitalink nor any of its Subsidiaries has any liability for the taxes of any person or entity other than that of Vitalink and its Subsidiaries under Reg. ss. 1.1502-6 (or any similar provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise). Except as set forth on Section 4.14 of the Vitalink Disclosure Statement, neither Vitalink nor its Subsidiaries is obligated to make any payments, or as a result of the transaction set forth herein, will become obligated to make any payments that will not be deductible by reason of Section 280G of the Code.

                  (b) To the best of Vitalink's knowledge, Vitalink has not taken or failed to take any action, and there is no state of affairs with respect to the activities or operations of Vitalink, that would prevent the Merger from constituting a transaction qualifying as a tax-free reorganization under Section 368(a) of the Code.

                   Section 4.15. Employee Benefit Plans; ERISA. (a) Vitalink has disclosed to Genesis all "employee pension benefit plans" as defined in Section 3(2) of ERISA covering employees (or former employees) employed in the United States, maintained or contributed to by Vitalink or any of its Subsidiaries or any of their ERISA Affiliates, or to which Vitalink or any of its Subsidiaries or any of their ERISA Affiliates contributes or is obligated to make payments thereunder or otherwise may have any liability ("Vitalink Pension Benefit Plans").

                  (b) Vitalink has delivered or made available to Genesis true and complete copies of all "welfare benefit plans" (as defined in Section 3(1) of ERISA) covering employees (or former employees) employed in the United States, maintained or contributed to by Vitalink or any of its Subsidiaries ("Vitalink Welfare Plans"), all multiemployer plans (as defined in Section 3(37) of ERISA) covering employees (or former employees) employed in the United States to which Vitalink or any of its Subsidiaries or any of their ERISA Affiliates is required to make contributions or otherwise may have any liability, and, to the extent covering employees (or former employees) employed in the United States, all stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance and vacation plans maintained or contributed to by Vitalink or a Subsidiary of Vitalink.

                  (c) Vitalink and each of its Subsidiaries, and each of the Vitalink Pension Benefit Plans and Vitalink Welfare Plans, are in compliance with the applicable provisions of ERISA and other applicable laws except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (d) All contributions to, and payments from, the Vitalink Pension Benefit Plans which are required to have been made in accordance with the Vitalink Pension Benefit Plans and, when applicable, Section 302 of ERISA or
Section 412 of the Code have been timely made except where the failure to make such contributions or payments on a timely basis would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (e) The Vitalink Pension Benefit Plans intended to qualify under Section 401 of the Code have been determined by the IRS to be so qualified and nothing has occurred with respect to the operation of such Vitalink Pension Benefit Plans which would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

                  (f) There are (i) no investigations pending, to the best knowledge of Vitalink, by any governmental entity involving the Vitalink Pension Benefit Plans or Vitalink Welfare Plans, (ii) no termination proceedings involving the Vitalink Pension Benefit Plans and (iii) no pending or, to the best of Vitalink's knowledge, threatened claims (other than routine claims for benefits), suits or proceedings against any Vitalink Pension Benefit Plan or Vitalink Welfare Plan, against the assets of any of the trusts under any Vitalink Pension Benefit Plan or Vitalink Welfare Plan or against any fiduciary of any Vitalink Pension Benefit or Vitalink Welfare Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any Vitalink Pension Benefit Plan or against the assets of any trust under such plan, except for those which would not, singly or in the aggregate, give rise to any liability which would reasonably be expected to have a Vitalink Material Adverse Effect, nor, to the best of Vitalink's knowledge, are there any facts which would give rise to any liability except for those which would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect in the event of any such investigation, claim, suit or proceeding.

                  (g) None of Vitalink, any of its Subsidiaries or any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other "party in interest" or "disqualified person" with respect to the Vitalink Pension Benefit Plans or Vitalink Welfare Plans, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) which would be reasonably likely to result in a tax or penalty on Vitalink or any of its Subsidiaries under Section 4975 of the Code or Section 502(i) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (h) Neither the Vitalink Pension Benefit Plans subject to Title IV of ERISA nor any trust created thereunder has been terminated nor have there been any "reportable events" (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to either thereof, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect, nor has there been any event with respect to any Vitalink Pension Benefit Plan requiring disclosure under Section 4063(a) of ERISA or any event with respect to any Vitalink Pension Benefit Plan requiring disclosure under Section 4041(c)(3)(C) of ERISA, except any such event which would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (i) Neither Vitalink nor any Subsidiary of Vitalink nor any ERISA Affiliate has incurred any currently outstanding liability to the Pension Benefit Guaranty Corporation (the "PBGC") or to a trustee appointed under
Section 4042(b) or (c) of ERISA other than for the payment of premiums, all of which have been paid when due. No Vitalink Pension Benefit Plan has applied for, or received, a waiver of the minimum funding standards imposed by Section 412 of the Code. The information supplied to the actuary by Vitalink or any of its Subsidiaries for use in preparing the most recent actuarial report for the Vitalink Pension Benefit Plans is complete and accurate in all material respects.

                  (j) Neither Vitalink, any of its Subsidiaries nor any of their ERISA Affiliates has any liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of Section 3(37) of ERISA, covering employees (or former employees) employed in the United States.

                  (k) With respect to each of the Vitalink Pension Benefit Plans and Vitalink Welfare Plans, true, correct and complete copies of the following documents have been delivered or made available to Buyer: (i) the current plans and related trust documents, including amendments thereto, (ii) any current summary plan descriptions, (iii) the most recent Forms 5500, financial statements and actuarial reports, if applicable, and (iv) the most recent IRS determination letter, if applicable.

                  (l) Neither Vitalink, any of its Subsidiaries, any organization to which Vitalink is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, nor any of their ERISA Affiliates has engaged in any transaction, within the meaning of Section 4069(a) of ERISA, except where the liability therefor would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (m) None of the Vitalink Welfare Plans maintained by Vitalink or any of its Subsidiaries are retiree life or retiree health insurance plans which provide for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), or except at the expense of the participant or the participant's beneficiary. Vitalink and each of its Subsidiaries which maintain a "group health plan" within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                  (n) No liability under any Vitalink Pension Benefit Plan or Vitalink Welfare Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Vitalink or any of its Subsidiaries has received notice that such insurance company is in rehabilitation.

                  (o) The execution of, and consummation of the transactions contemplated by, this Agreement will not, either alone or upon the occurrence of subsequent events, result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment or funding of any benefits or compensation payable to or in respect of any employee or former employee of Vitalink or any of its Subsidiaries. Vitalink has disclosed to Buyer in Section 4.15 of the Vitalink Disclosure Statement any severance agreements or severance policies of Vitalink or its Subsidiaries providing benefits in the event of a change of control of Vitalink.

                  (p) Vitalink has disclosed to Buyer in Section 4.15 of the Vitalink Disclosure Statement each of Vitalink's material Foreign Plans to the extent the benefits provided thereunder are not mandated by the laws of the applicable foreign jurisdiction. Vitalink and each of its Subsidiaries and each of such Foreign Plans are in compliance with applicable laws and all required contributions have been made to the Foreign Plans, except where the failure to comply or make contributions would not, singly or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect.

                   Section 4.16. Labor and EMployment Matters. (a) Each of Vitalink and its Subsidiaries is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, safety, wages and hours, and neither Vitalink nor any of its Subsidiaries is engaged in any unfair labor practice in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Vitalink Material Adverse Effect. There is no labor strike, slowdown or stoppage pending (or, to the best knowledge of Vitalink, any labor strike, slowdown or stoppage threatened) against or affecting Vitalink or any of its Subsidiaries. None of Vitalink or its Subsidiaries is a party to any union contract or collective bargaining agreement. To the best of Vitalink's knowledge, no union organizing activities with respect to any of its or its Subsidiaries' employees are occurring or threatened.

                  (b) Except as disclosed on Section 4.16 of the Vitalink Disclosure Statement, neither Vitalink nor any of its Subsidiaries is a party to any employment, management services, consultation or other contract or agreement with any past or present officer, director or employee or, to the best of Vitalink's knowledge, any entity affiliated with any past or present officer, director or employee, other than the agreements executed by employees generally, the forms of which have been provided to Genesis.

                   Section 4.17. No Change of Control Puts. Neither the execution and delivery by Vitalink of this Agreement nor the consummation of any of the transactions contemplated hereby gives rise to any obligation of Vitalink or any of its Subsidiaries to, or any right of any holder of any security of Vitalink or any of its Subsidiaries to, require Vitalink to purchase, offer to purchase, redeem or otherwise prepay or repay any such security, or deposit any funds to effect the same except as contemplated in Section 4.08.

                   Section 4.18. Environmental Matters. (a) (i) Vitalink and each of its Subsidiaries possess all Environmental Permits currently required under applicable Environmental Laws to conduct their business and are, and within the period of applicable statutes of limitation, have been, in compliance with the terms and conditions of such Environmental Permits, except where such failures to possess or comply, individually or in the aggregate, would not have a Vitalink Material Adverse Effect, nor has Vitalink received written notice that any Environmental Permits possessed by Vitalink or any of its Subsidiaries and material to their business will be revoked, suspended or will not be renewed;

                  (ii) to Vitalink's knowledge, all Environmental Permits necessary for the conduct of the business of Vitalink and its Subsidiaries as currently conducted have been obtained except where the failure to have obtained such Environmental Permits would not, individually or in the aggregate, have a Vitalink Material Adverse Effect;

                 (iii) to Vitalink's knowledge after due inquiry, the execution and delivery of this Agreement and the consummation by Vitalink of the transactions contemplated hereby will not affect the validity or require the transfer of any Environmental Permits, and will not require any notification, registration, reporting, filing, investigation, or remediation under any Environmental Law;

                  (iv) Vitalink and each of its Subsidiaries are currently in compliance, and within applicable statutes of limitations have complied, with all applicable Environmental Laws, except where such failures to comply, individually or in the aggregate, would not have a Vitalink Material Adverse Effect;

                   (v) except as would not have or reasonably be expected to have a Vitalink Material Adverse Effect, (a) there is currently no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, notice or demand letter, or request for information pending or, to the best of Vitalink's knowledge, threatened under any Environmental Law against Vitalink or any of its Subsidiaries; and (b) neither Vitalink nor any of its Subsidiaries has received written notice of actual or potential liability under any Environmental Law that has not been resolved, including, but not limited to, any liability that Vitalink or its Subsidiaries may have retained or assumed either contractually or by operation of law;

                  (vi) as of the date hereof, no property or facility currently or to the best of Vitalink's knowledge, formerly owned, operated or leased by Vitalink or any of its present or former subsidiaries, or by any respective predecessor in interest, is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under CERCLA or on any comparable foreign or state list established under any Environmental Law;

                 (vii) to the best of Vitalink's knowledge, (a) there has been no disposal, spill, discharge or release of any Hazardous Material generated, used, owned, or stored by Vitalink, any of its Subsidiaries or respective predecessors in interest, on, at, or under any property presently or formerly owned, leased or operated by Vitalink, its Subsidiaries or any predecessor in interest, except for such disposals, spills, discharges and releases that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect; and (b) there are no Hazardous Materials located in, at, on, or under such facility or property, or at any other location, in either case that could reasonably be expected to require investigation, removal, remedial or corrective action by Vitalink or any of its Subsidiaries or that would reasonably likely result in material liabilities of or losses, damages or costs to Vitalink or any of its Subsidiaries under any Environmental Law;

                (viii) except as would not have a Vitalink Material Adverse Effect, (a) there has not been any underground or aboveground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area in each case containing Hazardous Materials located on any facility or property currently owned, leased or operated by Vitalink, any of its Subsidiaries or respective predecessors in interest, and (b) no asbestos or polychlorinated biphenyls have been used or disposed of, or have been located at, on, or under any such facility or property in violation of any applicable Environmental Law; and

                  (ix) to the best of Vitalink's knowledge after due inquiry, no lien has been recorded against any properties, assets or facilities currently owned, leased or operated by Vitalink or any of its Subsidiaries under any Environmental Law.

                  (b) Vitalink has provided to Genesis and its authorized representatives all records and files, including but not limited to, all assessments, reports, studies, analyses, tests and data available to Vitalink and its Subsidiaries concerning the existence of Hazardous Materials or any other environmental concern at properties, assets or facilities currently or formerly owned, operated, or leased by Vitalink or any present or former Subsidiary or predecessor in interest, or concerning compliance by Vitalink and its Subsidiaries with, or liability under, any Environmental Laws.

                   Section 4.19. Insurance. Vitalink has insurance policies and fidelity bonds covering its and its Subsidiaries' assets, business, equipment, properties, operations, employees, officers and directors of the type and in amounts customarily carried by persons conducting business similar to that of Vitalink and such Subsidiaries. All premiums due and payable under all such policies and bonds have been paid, and Vitalink is otherwise in full compliance with the terms and conditions of all such policies and bonds, except where the failure to have made payment or to be in full compliance would not, singularly or in the aggregate with all such other failures, have a Vitalink Material Adverse Effect. The reserves established by Vitalink in respect of all matters as to which Vitalink self-insures or carries retention and/or deductibles, including for workers' medical coverage and workers' compensation, are adequate and appropriate in light of Vitalink's experience with respect thereto and Vitalink is not aware of any facts or circumstances existing as of the date hereof that could reasonably be expected to cause such reserves to be inadequate or inappropriate. Section 4.19 of the Vitalink Disclosure Statement sets forth a true and complete list of all insurance policies, including retention and/or deductible programs, and fidelity bonds of Vitalink.

                   Section 4.20. Leases. Neither Vitalink nor any of its Subsidiaries owns any real property. There have been delivered or made available to Vitalink true and complete copies of each lease requiring the payment of rentals aggregating, or pursuant to which the annual rentals are reasonably expected to be, at least $100,000 per annum pursuant to which real property is held under lease by Vitalink or any of its Subsidiaries, and true and complete copies of each lease pursuant to which Vitalink or any of its Subsidiaries leases real property to others. Section 4.20 of the Vitalink Disclosure Statement sets forth a true and complete list of all such leases. All of the leases of Vitalink or its Subsidiaries, whether or not listed on Section 4.20 of the Vitalink Disclosure Statement, are valid and subsisting and in full force and effect with respect to Vitalink and its Subsidiaries, as the case may be, and, to Vitalink's knowledge, with respect to any other party thereto except any such failures to be in full force and effect as would not be reasonably expected to have a Vitalink Material Adverse Effect. Neither Vitalink nor any of its Subsidiaries nor, to the best of Vitalink's knowledge, any landlord is in default of its obligations under any lease to which Vitalink is bound and, to the best of Vitalink's knowledge, there are no conditions which, given notice and the passage of time, could constitute a default under such lease, except for any defaults which would not reasonably be expected to have a Vitalink Material Adverse Effect. Vitalink or its Subsidiaries, as the case may be, have valid leasehold interests in all properties leased thereunder free and clear of all liens created by, through or under Vitalink or its Subsidiaries other than Vitalink Permitted Encumbrances. The leased real properties are in good operating order and condition.

                   Section 4.21. Contracts and Committments. (a) As of the date hereof, none of Vitalink or any of its Subsidiaries is a party to any existing contract, obligation or commitment of any type in any of the following categories except as set forth in Section 4.21 of the Vitalink Disclosure Statement (true and complete copies of such contracts have been delivered to or made available to Genesis):

                   (i) contracts that provide for annual payments by Vitalink aggregating in excess of $250,000;

                  (ii) any contract under which Vitalink or any Subsidiary has, except by way of endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice, become absolutely or contingently or otherwise liable for (x) the performance under a contract of any other person, firm or corporation or (y) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation;

                 (iii) any contract with any director, officer or more than 5% stockholder of Vitalink other than in such person's capacity as a director or officer of Vitalink or any contract with any entity in which, to the best of Vitalink's knowledge, any director, officer or more than 5% stockholder or any family member of any director, officer or stockholder has a material economic interest;

                  (iv) any contract that limits or restricts in any material respect where Vitalink or any of its Subsidiaries may conduct its or their business or the type or line of business that Vitalink or any of its Subsidiaries may engage in; and

                   (v) any material contract containing any agreement with respect to any change of control.

                  (b) All of the contracts listed in Section 4.21 of the Vitalink Disclosure Statement are in full force and effect, except for those contracts the ineffectiveness of which would not reasonably be expected to have a Vitalink Material Adverse Effect. None of Vitalink or its Subsidiaries is in breach of or default under any contract to which it is a party, except for breaches or defaults that would not, individually or in the aggregate, either impair Vitalink's ability to consummate the Merger or the other transactions contemplated hereby or have a Vitalink Material Adverse Effect.

                   Section 4.22. Finders or Brokers. Other than SBC Warburg Dillon Read Inc., neither Vitalink nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission the receipt of which is conditioned upon consummation of the Merger or the amount of which is calculated with reference to the Closing Consideration.

                   Section 4.23. Fairness Option. Vitalink has received the opinion of SBC Warburg Dillon Read Inc. to the effect that as of the date hereof, the Closing Consideration is fair to Vitalink's stockholders.

                   Section 4.24. Board Recommendation. The Board of Directors of Vitalink has, by a unanimous vote at a meeting of such Board duly held on April 23, 1998, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, and determined that the Agreement, the Merger and the other transactions contemplated hereby, taken together, are in the best interest of the stockholders of Vitalink, and prior to the date hereof has resolved to recommend that the holders of Vitalink Common Stock approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.


                   Section 4.25. State Antitakeover Statutes. Vitalink has granted all approvals and taken all other steps necessary to exempt the Voting Agreement, the Merger and the other transactions contemplated hereby from the requirements and provisions of Section 203 of the Delaware Act and any other state antitakeover statute or regulation to the extent applicable such that none of the provisions of such "business combination," "moratorium," "control share," or other state antitakeover statute or regulation (x) prohibits or restricts Vitalink's ability to perform its obligations under this Agreement or its ability to consummate the merger and the other transactions contemplated hereby,
(y) would have the effect of invalidating or voiding this Agreement or any provisions hereof, or (z) would subject Genesis to any material impediment or condition in connection with the exercise of any of their respective rights under this Agreement.

                   Section 4.26. Banks. There is set forth in Section 4.26 of the Vitalink Disclosure Statement a true and complete list showing the account numbers and names of each bank in which any of the Subsidiaries has an account or safe deposit box and the names of all authorized signatories with respect thereto.


                                    ARTICLE V

                                    COVENANTS


                  Subject to the Vitalink Disclosure Statement and the Genesis Disclosure Statement, the section numbers of which are numbered to correspond to the sections of this Agreement to which they relate, each of Vitalink and its Subsidiaries and Genesis and its Subsidiaries covenants as follows:

                   Section 5.01. Conduct of Business of Vitalink and Genesis. Except as contemplated by this Agreement or as expressly agreed to in writing by Vitalink or Genesis, as the case may be, during the period from the date of this Agreement to the Effective Time, each of Vitalink and its Subsidiaries and each of Genesis and its Subsidiaries will conduct its operations as set forth below.

                  (a) Each of Vitalink and its Subsidiaries will conduct its operations according to its ordinary and usual course of business consistent with past practice, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, vendors, contractors, customers and others having significant business relationships with it and will take no action that would adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither Vitalink nor any of its Subsidiaries will do or agree to do any of the following, without the prior written consent of Genesis:

                            (i) amend its organizational documents;

                           (ii) split, combine or reclassify any shares of its
                  capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock including but not limited to the Financial Condition Fee (as defined) of $30,000,000 (to the extent such amount is payable pursuant to Section 5.13), or, except pursuant to agreements in effect on the date of execution of this Agreement, purchase, prepay, redeem or otherwise acquire any shares of its own capital stock or any of its Rights or any indebtedness or debt security;

                          (iii) consolidate or merge with or into any person or
                  sell or transfer any capital stock or sell or transfer 5% or more of its assets to another person;

                           (iv) enter into, or permit any of its Subsidiaries to
                  enter into, any material agreement or arrangement with any of their respective affiliates (other than wholly owned Subsidiaries) on terms less favorable to such party than could reasonably be expected to have been obtained with an unaffiliated third party on an arm's length basis;

                            (v) authorize, recommend, propose or announce an
                  intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to any plan of liquidation or dissolution;

                           (vi) except in the ordinary course of business
                  consistent with past practice, enter into a material contract or any amendment or modification of any material contract or release or relinquish any material contract rights and even in the ordinary course, enter into a supply or vendor agreement, which agreement requires annual payments in excess of $250,000, which is not terminable by Vitalink upon 30 days' or less notice;

                         (vii) authorize or commit to make capital expenditures
                  in excess of $3,000,000 per calendar quarter;

                        (viii) permit any material insurance policy naming it
                  as a beneficiary or a loss payee to be cancelled, terminated or materially altered;

                          (ix) maintain its books and records in a manner
                  not in the ordinary course of business consistent with past practice;

                            (x) institute any significant change in accounting
                  methods, principles or practices affecting its assets, liabilities or business except insofar as may be appropriate to conform to changes in law or GAAP;

                           (xi) revalue any of its respective assets, including
                  without limitation, writing down the value of inventory or writing off notes or accounts receivables, in each case, except in the ordinary course of business consistent with past practice and except insofar as may be appropriate to conform to changes in law or GAAP;

                          (xii) pay, discharge or satisfy any claims,
                  liabilities or obligations (absolute, accrued, contingent or otherwise), other than as required by law or in the ordinary course of business consistent with past practice;

                         (xiii) take any action that is likely to (i) have a
                  material adverse effect on the ability of Vitalink or Genesis, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) delay materially the consummation of the transactions contemplated by this Agreement;

                          (xiv) authorize for issuance, issue, sell, deliver,
                  grant any options, warrants, calls, subscriptions or other rights (the "Rights") for, or otherwise agree or commit to issue, sell or deliver any shares of any class of its capital stock or the capital stock of any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of its capital stock or the capital stock of any of its Subsidiaries other than pursuant to and in accordance with and subject to the terms of outstanding

                  Vitalink Common Stock Equivalents or pursuant to agreements in existence as of the date hereof;

                           (xv) (A) create or incur indebtedness for borrowed
                  money other than indebtedness incurred under existing working capital facilities of Vitalink to fund working capital but in no event in excess of $10,000,000 in the aggregate at any one time outstanding, (B) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other individual, firm or corporation or make any loans or advances, except for indebtedness incurred in the ordinary course of business consistent with past practice, (C) enter into any commitment or transaction material to Vitalink and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice, or (D) incur any liabilities, except for liabilities that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect;

                          (xvi) except as set forth on Section 5.01 of the
                  Vitalink Disclosure Statement, (A) increase in any manner the compensation of any directors or, except in the ordinary course of business consistent with past practice, its officers or other employees; (B) pay or agree to pay any pension, retirement allowance or other employee benefit, or enter into any contract, agreement or understanding with any of its or its Subsidiaries' past or present employees relating to any such pension, retirement allowance or other employee benefit, except (as to other than directors or officers) in the ordinary course of business consistent with past practice or except as required under agreements, plans or arrangements existing as of the date hereof; (C) grant any severance or termination pay to, or enter into or amend any severance agreement with, any person, except as required under agreements existing as of the date hereof; (D) enter into or amend any contract, agreement or understanding with any past or present officers or directors or, except in the ordinary course of business consistent with past practice, with past or present other employees; and (E) except as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement that was not in existence prior to the date hereof, including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other benefit plan, or amend any such plans, contracts, agreements or understandings in existence prior to the date hereof, except for the renewal of existing bonus or incentive plans in the ordinary course of business;

                         (xvii) sell, transfer, pledge, mortgage, or otherwise
                  dispose of, or lease or license to or from any person, or encumber, any material real or personal properties, except in the ordinary course of business;

                        (xviii) acquire (including, without limitation, by
                  merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof, other than acquisitions of assets in the ordinary course of business consistent with past practice; or

                          (xix) grant or acquire any material licenses to use
                  any Intellectual Property Rights; and

                  (b) Prior to the Effective Time, neither Genesis nor any of its Subsidiaries will do or agree to do any of the following without the prior written consent of Vitalink:

                            (i) amend its organizational documents;

                           (ii) split, combine or reclassify any shares of its
                  capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or, except pursuant to agreements in effect on the date of execution of this Agreement, purchase, prepay, redeem or otherwise acquire any shares of its own capital stock or any of its rights or any indebtedness or debt security;

                          (iii) authorize, recommend, propose or announce an
                  intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with any other person with respect to any plan of liquidation or dissolution;

                           (iv) maintain its books and records in a manner not
                  in the ordinary course of business consistent with past practice;

                            (v) institute any significant change in accounting
                  methods, principles or practices affecting its assets, liabilities or business except insofar as may be appropriate to conform to change in law or GAAP;

                           (vi) revalue any of its respective assets, including
                  without limitation, writing down the value of inventory or writing off notes or accounts receivables, in each case, except in the ordinary course of business consistent with past practice and except insofar as may be appropriate to conform to changes in law or GAAP;

                          (vii) take any action that is likely to (i) have a
                  material adverse effect on the ability of Vitalink or Genesis, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) delay materially the consummation of the transactions contemplated by this Agreement;

                         (viii) except as otherwise agreed to between the
                  parties, take any action to sell, transfer or otherwise dispose of, or enter into any agreement to sell, transfer or otherwise dispose of, any institutional pharmacy of Vitalink; or

                           (ix) other than debt incurred in order to fund the
                  Closing Consideration hereunder, enter into any Credit Impairing Transaction. For purposes of this Agreement, "Credit Impairing Transaction" shall mean any transaction that results, directly or indirectly, in (A) any breach or violation of any financial covenants contained in Genesis's Third Amended and Restated Credit Agreement dated as of October 9, 1997, as in effect on the date hereof or (B) any downgrade in the rating of any debt instrument issued by Genesis or any of its Subsidiaries by a nationally recognized statistical rating organization or (C) an event of default under any agreement governing any debt instrument with outstanding principal amount in excess of $30,000,000 issued by Genesis or any of its Subsidiaries.

                   Section 5.02. No Solicitation. (a) Each of Vitalink and its Subsidiaries agrees that it shall not, and shall use its best efforts to cause its and its Subsidiaries' respective directors, officers, employees, investment bankers, attorneys and other agents and representatives not to, directly or indirectly, (x) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing or disclosing information) any inquiries or the making of any offer or proposal by any corporation, partnership, trust, person or other entity or group (a "Third Party") with respect to, or that could reasonably be expected to lead to, any merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction regarding it or any of its Subsidiaries and involving the acquisition of all or substantially all of the assets of it and any of its Subsidiaries, taken as a whole, or a significant equity interest in (including by way of tender offer), or a recapitalization or restructuring of, it or any of its Subsidiaries (any of the foregoing being an "Acquisition Transaction") or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, however, that Vitalink may, in response to a Superior Proposal (as defined below) which was not solicited after the date hereof, furnish information to, or engage in discussions and negotiations with, such Third Party, but only if (A) its Board of Directors, having received (x) the advice of outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties to its stockholders under applicable law and (y) the fairness opinion of a financial advisor of nationally recognized reputation that the party making such proposal is financially capable and that such Superior Proposal would yield a higher value to its stockholders than the Merger, reasonably determines in good faith that taking such action is reasonably likely to lead to an Acquisition Transaction that is more favorable to it and its stockholders than the Merger and that failing to take such action would be inconsistent with the directors' fiduciary duties under applicable law, and (B) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, it receives from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to it than those contained in the Confidentiality Agreement, but which confidentiality agreement shall not provide for any exclusive right to negotiate with Vitalink or any payments by Vitalink. Nothing in this Section
5.02 shall prohibit the Board of Directors of Vitalink from complying with Rule

14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. As used herein, "Superior Proposal" means a bona fide, written offer made by a financially responsible Third Party with respect to an Acquisition Transaction.

                  (b) Vitalink shall (w) no later than the end of the next business day notify Genesis in writing of receipt of any inquiries, proposals or offers with respect to an Acquisition Transaction or any request for nonpublic information relating to it in connection with an Acquisition Transaction or for access to its or any of its Subsidiaries' properties, books or records by any Third Party that informs its Board of Directors that such Third Party is considering making, or has made, a proposal or offer with respect to an Acquisition Transaction, (x) in such written notice, indicate in reasonable detail the identity of such Third Party (including the name of such Third Party) and the terms and conditions of such proposal or offer, (y) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and take the necessary steps to inform such individuals or entities of the obligations undertaken in this Section 5.02, and (z) promptly notify Genesis of any determination by its Board of Directors to furnish information or engage in discussions or negotiations with any Third Party.

                   Section 5.03. Access to Information. Subject to the terms of the Confidentiality Agreement, dated October 28, 1997 (the "Confidentiality Agreement"), between Vitalink and Genesis, from the date hereof until the Effective Time, each party will give the other party and its authorized representatives (including counsel, consultants, accountants, auditors and agents) reasonable access during normal business hours to all facilities and to all books and records of it and its Subsidiaries and will cause its officers and those of its Subsidiaries to furnish the other party with such reasonable financial and operating data and other information with respect to its business and properties as the other party may from time to time reasonably request, in each case, in a manner that does not unduly interfere with the normal operations of its business.

                   Section 5.04. Registration Statement and Proxy Statement. (a) Vitalink and Genesis shall jointly prepare and file with the SEC as soon as is reasonably practicable after the date hereof the Joint Proxy Statement and Genesis shall prepare and file with the SEC as soon as is reasonably practicable after the date hereof the Registration Statement in connection with the registration under the Securities Act of the shares of Preferred Stock to be issued at the Effective Time (the "Registration Statement"), in which the Joint Proxy Statement shall be included (the "Joint Proxy Statement/Prospectus"); provided that at either party's election, the Joint Proxy Statement/Prospectus shall be filed as confidential proxy material and the filing of the Registration Statement shall be made at such later date prior to the clearance by the SEC of the Joint Proxy Statement/Prospectus as the parties jointly shall determine. The respective parties will cause the Joint Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Genesis shall use its commercially reasonable efforts, and Vitalink will cooperate with Genesis, to have the Registration Statement declared effective by the SEC as promptly as practicable after the filing thereof (including, without limitation, responding to any comments received from the SEC with respect thereto) and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Vitalink and Genesis shall, as promptly as practicable, provide to the other copies of any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement and advise the other of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement received from the SEC. Genesis shall use its commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or Blue Sky permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto.

                  (b) Each party agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus (i) in the case of the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the stockholders meetings contemplated by Section 1.05, or (ii) in the case of the Registration Statement and each amendment or supplement thereto, at the time it is filed or become effective and at the Effective Time, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time an event with respect to Vitalink or its Subsidiaries or Genesis or its Subsidiaries, as the case may be, shall occur that is required to be described in the Joint Proxy Statement/Prospectus or the Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Vitalink and Genesis. No amendment or supplement to the Joint Proxy Statement/Prospectus will be made by Vitalink or Genesis without the approval of the other party. Genesis will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                   Section 5.05. Other Actions; Filings; Consents. Subject to the terms and conditions herein provided, Vitalink and Genesis shall (i) use their commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations or required to be taken by any Governmental Authority to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) use their commercially reasonable efforts to make, as promptly as practicable, all necessary filings, and thereafter make any other required submissions with respect to this Agreement and the Merger required under (A) the Securities Act, the Exchange Act and any other applicable federal or state securities laws or regulations, (B) the HSR Act and any related governmental request thereunder and
(C) any other applicable federal, state, local or foreign statute, law, rule or regulation, (iii) use their commercially reasonable efforts to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Vitalink or Genesis or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iv) use their commercially reasonable efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the Merger and the transactions contemplated hereby under any antitrust or trade or regulatory laws or regulations of any Governmental Authority, (v) furnish the other with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives, on the one hand, and any Governmental Authority or member of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (vi) furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authority and (vii) use their commercially reasonable efforts to lift, remove or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to defend vigorously any litigation seeking to enjoin, prevent or delay the consummation of the Merger or the transactions contemplated hereby or seeking material changes.

                   Section 5.06. Public Announcements. The initial press release relating to the Merger and the other transactions contemplated by this Agreement shall be in a form agreed to by Vitalink and Genesis. Thereafter, Vitalink and Genesis will, subject to their respective legal obligations (including requirements of the New York Stock Exchange and other similar regulatory bodies), consult with each other, and agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Authority or with any national securities exchange with respect thereto.

                   Section 5.07. Notification of Ceratin Matters. Each party shall cause one or more of its representatives to confer on a regular and frequent basis with representatives of the other and to report on the general status of its ongoing operations. Each party shall give prompt notice to the other parties of (i) any written notice or other communication from any Third Party alleging that the consent of such Third Party is or may be required in connection with the Merger or other transactions contemplated hereby, (ii) its receipt of written notice of any governmental complaints, investigations or hearings or any litigation, in each case, that in its good faith judgment is likely to impair its ability to consummate the transactions contemplated hereby or to have a Vitalink Material Adverse Effect or a Genesis Material Adverse Effect, as the case may be, (iii) any change or event that in its good faith judgment is likely to impair its ability to consummate the transactions contemplated hereby or to have a Vitalink Material Adverse Effect or Genesis Material Adverse Effect, as the case may be, or (iv) the occurrence or existence of any event that would, or could with the passage of time or otherwise, make any representation or warranty contained herein untrue.

                   Section 5.08. Expenses. Except as set forth in Section 10.04, Vitalink and Genesis shall bear their respective expenses incurred in connection with the Agreement, the Merger and the transactions contemplated hereby, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants, except that expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees and stock exchange listing application fees) the Joint Proxy Statement/Prospectus and Registration Statement shall be paid equally by Genesis and Vitalink.

                   Section 5.09. Affiliates. Section 5.09 of the Vitalink Disclosure Statement lists all persons who may currently be deemed to be "affiliates" of Vitalink for purposes of Rule 145 under the Securities Act ("Affiliates"), and Vitalink shall advise Genesis in writing of any person who becomes an Affiliate after the date hereof and prior to the Effective Time, and shall use its commercially reasonable efforts to cause each such person to deliver to Genesis, at or prior to the Effective Time, a written agreement substantially in the form of Exhibit C hereto.

                   Section 5.10. Employee Benefit Matters. (a) Genesis hereby agrees to honor and perform all obligations of Vitalink in existence at the time of the Merger under all employee benefit plans, employment agreements and all other agreements with any employee of Vitalink which relate to employment, compensation or benefits. Genesis shall provide the employees of Vitalink and its Subsidiaries who are employees immediately after the Effective Time with compensation and employee benefits substantially equivalent to the compensation and employee benefits offered to employees of Genesis in similar positions.

                  (b) After the Effective Time, Genesis shall grant all of the employees of Vitalink and its Subsidiaries credit for all service with Vitalink or its Subsidiaries prior to the Effective Time for all purposes for which such service was recognized by Vitalink, and Genesis shall waive any pre-existing condition exclusions and actively-at-work requirements and provide that any expenses incurred on or before the Effective Time by an employee of Vitalink or its Subsidiaries or such employee's covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

                  (c) Genesis hereby agrees to provide employees of Vitalink or its Subsidiaries who are voluntarily or involuntarily terminated within the specified period after the Effective Time with a severence/retention incentive plan, the terms and conditions of which plan are set forth in Section 4.08 of the Vitalink Disclosure Statement.

                   Section 5.11. Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date hereof and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and will not knowingly take any actions or cause any actions to be taken that (i) could prevent the Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code or (ii) could prevent Vitalink's stockholders from receiving tax-free treatment on their exchange of shares.

                   Section 5.12. Indemnification of Directors, Officers, etc.
(a) Genesis and the Surviving Corporation shall indemnify, defend and hold harmless the present and former directors and officers of Vitalink and Genesis shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former employees and agents of Vitalink (collectively, the "Indemnified Parties"), in each case, against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) permitted or required under applicable law and Vitalink's Certificate of Incorporation, By-Laws and indemnification agreements in effect at the date hereof. Genesis or the Surviving Corporation shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.12.

                  (b) For a period of six years after the Effective Time, Genesis shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Vitalink (provided that Genesis may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), which obligation may, at Genesis's discretion, be satisfied by Vitalink purchasing, at Genesis's request, at the Effective Time insurance coverage extending its existing directors' and officers' liability insurance policies, on the same terms and conditions, covering claims made with respect to the period prior to the Effective Time; provided, however, that if the premiums with respect to such insurance exceed 300% of the annual premiums paid as of the date hereof by Vitalink for such insurance, Genesis shall be obligated to purchase directors' and officers' liability insurance with the maximum coverage as can be obtained at an annual premium equal to 300% of the annual premiums paid by Vitalink as of the date hereof.

                   Section 5.13. Financing Condition Fee. Genesis agrees to use its commercially reasonable best efforts to satisfy the Financing Condition. In order for Genesis to induce Vitalink to enter into this Agreement and to reimburse Vitalink for its costs and expenses related to entering into this Agreement and seeking to consummate the Merger, Genesis will pay on July 10, 1998 $30,000,000 (the "Financing Condition Fee") in cash if Genesis has not waived in writing the Financing Condition on or prior to such date.

                   Section 5.14. Update Disclosure Statements. Vitalink and Genesis shall have the obligation to update their respective Disclosure Statements as of the Closing Date and deliver the amended Disclosure Statements to the other party except for such updates to the Disclosure Statements that would not reasonably be expected to have a Vitalink Material Adverse Effect or a Genesis Material Adverse Effect, as the case may be; provided, however, any amendments to the Disclosure Statements shall not affect the requirements that the representations and warranties of the parties shall be true and correct as of the Closing Date.

                  Section 5.15. Licenses. Vitalink agrees that no later than 30 days from the date hereof it shall provide Genesis with a true and complete list of all Vitalink Licenses which are necessary for the conduct of its business as presently conducted by Vitalink and its Subsidiaries and which are held by Vitalink and its Subsidiaries.

                                   ARTICLE VI

                          CONDITIONS TO THE OBLIGATIONS
                OF VITALINK, GENESIS AND ACQUISITION CORPORATION


                  The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing (as defined in Section 9.01) of each of the following conditions:

                   Section 6.01. Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect.

                   Section 6.02. Stockholder Approvals. This Agreement and the transactions contemplated hereby shall have been approved and adopted by (a) the affirmative vote of the holders of a majority of the outstanding Vitalink Common Stock in accordance with the Delaware Act and Vitalink's Certificate of Incorporation and (b) the affirmative vote of the holders of a majority of the outstanding Genesis Common Stock in accordance with the rules of the New York Stock Exchange and Genesis's Certificate of Incorporation.

                   Section 6.03. Certain Proceedings; HSR Act. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against Vitalink or Genesis which would prohibit or restrict the consummation of the Merger and any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                   Section 6.04. Tax Opinions. Vitalink and Genesis shall have made representations substantially in the form attached hereto as Exhibit D-1 and Exhibit D-2, respectively, and shall have received opinions of Cahill Gordon & Reindel and Blank Rome Comisky & McCauley LLP, dated as of the Closing Date, substantially in the form attached hereto as Exhibit E-1 and Exhibit E-2, respectively, that (1) the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code; (2) each of Vitalink and Genesis will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (3) except for cash received in lieu of fractional shares of Preferred Stock, no gain or loss will be recognized by a Vitalink stockholder with respect to the shares of Preferred Stock received in the Merger.

                  Section 6.05. Genesis shall have received financing in an amount sufficient to fund the cash portion of the Closing Consideration (the "Financing Condition"). Any agreements entered into in connection with such financing shall not contain any restrictions on Genesis's ability to pay dividends on the Preferred Stock.


                                   ARTICLE VII

                    CONDITIONS TO THE OBLIGATIONS OF GENESIS
                           AND ACQUISITION CORPORATION


                  The obligation of Genesis and Acquisition Corporation to effect the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any one or more of which may be waived by Genesis:

                   Section 7.01. Representations and Warranties True. The representations and warranties of Vitalink contained herein that are qualified with reference to a Vitalink Material Adverse Effect or materiality shall be true and correct and the representations and warranties of Vitalink contained herein that are not so qualified shall be true and correct in all material respects, in each case, as of the Effective Time as though made as of such date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date.

                   Section 7.02. Performance. Vitalink shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date, except for those failures to so perform or comply that individually or in the aggregate would not either impair Vitalink's ability to consummate the Merger and the other transactions contemplated hereby or have a Vitalink Material Adverse Effect.

                   Section 7.03. Certificates. Vitalink shall furnish such certificates of its officers to evidence compliance with the conditions set forth in Sections 7.01 and 7.02 as may be reasonably requested by Genesis.

                   Section 7.04. Material Adverse Change. There shall not have occurred since the date hereof any changes in the business, results of operations, assets or condition (financial or otherwise) of Vitalink and its Subsidiaries taken as a whole, except for (a) such changes that, individually or in the aggregate, would not have a Vitalink Material Adverse Effect or (b) any changes in Medicare or Medicaid reimbursement programs which are known or reasonably anticipated as of the date hereof. It is understood that the changes relating to items specified in Section 5.01(b)(viii) of the Vitalink Disclosure Statement as not constituting a Vitalink Material Adverse Effect shall not constitute changes that have had or would have had a Vitalink Material Adverse Effect for purposes of this Section 7.04.

                   Section 7.05. Approval and Consents. All consents, waivers, approvals, authorizations or orders of (or filings or registrations with) any Governmental Authority necessary to be obtained prior to the Effective Time, except those consents, waivers, approvals, authorizations or orders the failure to obtain prior to the Effective Time would not, individually or in the aggregate, have a Vitalink Material Adverse Effect, shall have been obtained or made.

                  Section 7.06. Dissenting Shares. Holders of not more than 10% of the Vitalink Common Stock issued and outstanding as of the record date for the Special Meeting shall have demanded payment pursuant to the provisions of
Section 262 of the Delaware Act.


                                  ARTICLE VIII

                    CONDITIONS TO THE OBLIGATIONS OF VITALINK


                  The obligations of Vitalink under this Agreement to effect the Merger shall be subject to the fulfillment on or before the Closing Date of each of the following additional conditions, any one or more of which may be waived by Vitalink:

                   Section 8.01. Representations and warranties True. The representations and warranties of Genesis and Acquisition Corporation contained herein that are qualified with reference to a Genesis Material Adverse Effect or materiality shall be true and correct and the representations and warranties of Genesis and Acquisition Corporation contained herein that are not so qualified shall be true and correct in all material respects, in each case, as of the

Effective Time as though made as of such date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date.

                   Section 8.02. Performance. Genesis and Acquisition Corporation shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except for those failures to so perform or comply that, individually or in the aggregate, would not either impair the ability of Genesis or Acquisition Corporation to consummate the Merger and the other transactions contemplated hereby or have a Genesis Material Adverse Effect.

                   Section 8.03. Certificates. Genesis and Acquisition Corporation shall furnish such certificates of their officers to evidence compliance with the conditions set forth in Sections 8.01 and 8.02 as may be reasonably requested by Vitalink.

                   Section 8.04. Material Adverse Change. There shall not have occurred since the date hereof any changes in the business, results of operations, assets or condition (financial or otherwise) of Genesis and its Subsidiaries taken as a whole, except for (a) such changes that, individually or in the aggregate, would not have a Genesis Material Adverse Effect or (b) any changes in Medicare or Medicaid reimbursement programs which are known or reasonably anticipated as of the date hereof. It is understood that a decline in the price of the Genesis Common stock shall not, in and of itself, constitute a change that has had or would have a Genesis Material Adverse Effect for purposes of this Section 8.04.

                   Section 8.05. Stockholders Rights Plan. Prior to the Effective Time, Genesis shall have taken appropriate action with respect to its stockholders rights plan so as to exempt (a) the holders of Preferred Stock or
(b) any person that is the direct assignee of any holder of Preferred Stock to the extent that such assignee (i) acquires in a single transaction from a holder of Preferred Stock over 15% of the shares of capital stock of Genesis entitled to vote generally in the election of directors and (ii) owns no other shares of capital stock of Genesis entitled to vote generally in the election of directors from the restrictions of such stockholders rights plan with respect to the acquisition of such shares of Preferred Stock and shares of Genesis Common Stock issuable upon conversion thereof.

                   Section 8.06. Approval and Consents. All consents, waivers, approvals, authorizations or orders of (or filings or registrations with) any Governmental Authority necessary to be obtained prior to the Effective Time, except those consents, waivers, approvals, authorizations or orders the failure to obtain prior to the Effective Time would not, individually or in the aggregate, have a Genesis Material Adverse Effect, shall have been obtained or made.


                                   ARTICLE IX

                                     CLOSING


                   Section 9.01. Time and Place. Subject to the provisions of Articles VI, VII, VIII and X, the closing of the Merger (the "Closing") shall take place at the offices of Cahill Gordon & Reindel, as soon as practicable but in no event later than 9:30 A.M., local time, on the first business day after the date on which each of the conditions set forth in Articles VI, VII and VIII have been satisfied or waived by the party or parties entitled to the benefit of such conditions; or at such other place, at such other time, or on such other date as Vitalink and Genesis may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

                   Section 9.02. Filings at the Closing. Subject to the provisions of Articles VI, VII, VIII and X, Vitalink, Genesis and Acquisition Corporation shall cause to be executed and filed at the Closing the Certificate of Merger and shall cause the Certificate of Merger to be recorded in accordance with the applicable provisions of the Delaware Act and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.


                                    ARTICLE X

                           TERMINATION AND ABANDONMENT


                   Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned any time prior to the Effective Time:

                  (a) by mutual written consent of the Boards of Directors of Vitalink and Genesis;

                  (b) by either Vitalink or Genesis if, without fault of such terminating party, the Merger shall not have been consummated on or before November 30, 1998, which date may be extended by mutual consent of the parties hereto; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date and provided, further, that if, on November 30, 1998, the Merger could be consummated but for the failure to obtain consents, waivers, approvals, authorizations or orders of a Governmental Entity as contemplated by Section 7.05 or Section 8.06, either Vitalink or Genesis may, upon notice to the other, extend the period for consummation of the Merger to the earlier of the date on which such approvals are obtained or December 31, 1998, but only so long as the party requesting such extension shall be using its best efforts to obtain receipt of such consents, waivers, approvals, authorizations or orders;

                  (c) by either Vitalink or Genesis if any court of competent jurisdiction or other Governmental Authority shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable;

                  (d) by either Vitalink or Genesis, if the stockholders of Vitalink or Genesis shall have failed to approve and adopt this Agreement and the Merger at a meeting duly convened therefor;

                  (e) by Vitalink upon written notice to Genesis, if Genesis or Acquisition Corporation has materially breached any representation, warranty, covenant or agreement contained herein and has not cured such breach within ten (10) business days of receipt of written notice from Vitalink or by the Closing Date, if earlier;

                  (f) by Genesis upon written notice to Vitalink if Vitalink has materially breached any representation, warranty, covenant or agreement contained herein and has not cured such breach within ten (10) business days of receipt of such notice from Genesis or by the Closing Date, if earlier;

                  (g) by Genesis if Vitalink's Board of Directors shall have (1) withdrawn, changed or modified in any manner its recommendation that its stockholders vote in favor of this Agreement and the Merger or (2) adopted resolutions approving or otherwise authorized or recommended an Acquisition Transaction (other than the Merger) to its stockholders;

                  (h) by Vitalink if Genesis's Board of Directors shall have withdrawn, changed or modified in any manner its recommendation that its stockholders vote in favor of this Agreement and the Merger;

                  (i) by Vitalink, if Genesis has not delivered to Vitalink its written waiver of the Financing Condition on or prior to July 10, 1998 (the 75th day after the date hereof); or

                  (j) by Vitalink prior to the approval by its stockholders of the Merger if (1) Vitalink shall have received a Superior Proposal which was not solicited after the date hereof, (2) after receiving (x) the advice of outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Vitalink to its stockholders under applicable law and (y) the fairness opinion of a financial advisor of nationally recognized reputation that the party making such proposal is financially capable and that such Superior Proposal is more favorable to it and its stockholders than the Merger, the Board of Directors of Vitalink] reasonably determines in good faith that such Superior Proposal would yield a higher value to its stockholders than the Merger and that failing to take such action would be inconsistent with the directors' fiduciary duties under applicable law and (3) Vitalink shall have given Genesis three days' written notice prior to such termination; provided that such termination shall not be effective until the fee specified in
         Section 10.04 has been paid.

                   Section 10.02. Procedure for Termination. In the event of termination and abandonment of the Merger by any party pursuant to this Article X, notice thereof shall immediately be given to the other party.

                   Section 10.03. Effect or Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to
Section 10.01, this Agreement shall become void and have no effect, without liability on the part of any party (or any of its directors, officers or stockholders), except under this Section 10.03, Sections 5.02, 5.06, 5.08 and 10.04, Article XII and the Confidentiality Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement occurring before such termination or shall prejudice the ability of a non-breaching party from seeking damages from any other party for any breach of this Agreement, including, without limitation, reasonable attorneys' fees and the right to pursue any remedy at law or in equity.

                   Section 10.04. Termination Fees. In order for Vitalink to induce Genesis to enter into this Agreement and to reimburse Genesis for its costs and expenses related to entering into this Agreement and seeking to consummate the Merger, if (1) Vitalink terminates this Agreement pursuant to 10.01(j); (2) Vitalink terminates this Agreement pursuant to Section 10.01 hereof and at such time Genesis would have been permitted to terminate this Agreement under Section 10.01(g) hereof; (3) Genesis terminates this Agreement pursuant to Section 10.01(g) hereof; or (4) Genesis or Vitalink terminates this Agreement pursuant to Section 10.01(b), (c), (d) or (f) and within one year of such termination Vitalink shall have consummated, or have entered into a definitive agreement with respect to, an Acquisition Transaction on terms more favorable than the terms of this Agreement (without taking into account the payment of the fee provided for in this Section 10.04), then Vitalink shall pay to Genesis, within one business day following (in the case of clauses (1), (2) and (3)) such termination and, in the case of clause (4), such consummation or entering into of a definitive agreement, a fee, in cash, of $20,000,000.


                                   ARTICLE XI

                                   DEFINITIONS


                   Section 11.01. Terms Defined in This Agreement. The following capitalized terms used herein shall have the meanings ascribed in the indicated sections.

           Acquisition Transaction.........................       5.02
           Affiliates......................................       5.09
           Agreement.......................................   First Paragraph

           Cash Election...................................       2.01
           Cash Election Number............................       2.01
           Cash Election Shares............................       2.01
           Cash Flow Coverage........................             5.01
           Cash Fraction...................................       2.01
           Cash Out Options................................       2.05
           CERCLA..........................................       3.16
           Certificate of Merger...........................       1.02
           Certificates....................................       2.04
           Closing.........................................       9.01
           Closing Consideration...........................       2.01
           Closing Date....................................       9.01
           COBRA...........................................       4.15
           Code............................................   Recitals
           Confidentiality Agreement.......................       5.03
           Constituent Corporations........................   First Paragraph
           Continuing Options..............................       2.05
           Credit Impairing Transaction..............             5.01
           DEA.............................................       3.11
           Delaware Act....................................       1.01
           Delaware Courts.................................      12.06
           Dissenting Stock..........................             2.08
           Effective Time..................................       1.02
           Eldercare.......................................       3.11
           Election Deadline...............................       2.02
           Environmental Law...............................       3.16
           Environmental Permit............................       3.16
           ERISA...........................................       3.14
           ERISA Affiliate.................................       3.14
           Exchange Act....................................       3.03
           Exchange Agent..................................       2.04
           FDA.............................................       3.11
           Financing Condition.............................       6.05
           Financing Condition Fee.........................       5.13
           Foreign Plan....................................       3.14
           Form of Election................................       2.01
           GAAP............................................       3.05
           Genesis.........................................   First Paragraph
           Genesis Balance Sheet...........................       3.06
           Genesis Benefit Arrangements....................       3.14
           Genesis Common Stock............................       3.02
           Genesis Common Stock Equivalents................       3.04
           Genesis Disclosure Statement....................       3.00
           Genesis Employee Plan...........................       3.14
           Genesis Intellectual Property Rights............       3.12
           Genesis Licenses................................       3.11
           Genesis Material Adverse Effect.................       3.01
           Genesis Plans...................................       3.04

           Genesis SEC Reports.............................       3.05
           Genesis Welfare Plans...........................       3.14
           Governmental Authority..........................       3.03
           Hazardous Material..............................       3.16
           HSR Act.........................................       3.03
           Indemnified Parties.............................       5.12
           IRS.............................................       3.13
           Joint Proxy Statement...........................       1.05
           Joint Proxy Statement/Prospectus................       5.04
           Leverage Ratio............................             5.01
           Merger..........................................   Recitals
           Acquisition Corporation.........................   First Paragraph
           Acquisition Corporation Common Stock............       2.03
           NASD............................................       2.02
           Non-Election....................................       2.01
           Non-Election Fraction...........................       2.01
           Non-Election Shares.............................       2.01
           PBGC............................................       4.15
           Per Share Cash Consideration....................       2.01
           Per Share Preferred Stock Consideration.........       2.01
           Person..........................................      12.09
           Preferred Stock.................................       2.01
           Preferred Stock Election........................       2.01
           Preferred Stock Election Number.................       2.01
           Preferred Stock Election Shares.................       2.01
           Preferred Stock Fraction........................       2.01
           Registration Statement..........................       5.04
           Representative..................................       2.02
           Rights..........................................       5.01
           Rights Agreement................................   Recitals
           SEC.............................................       3.05
           Securities Act..................................       3.03
           Special Meetings................................       1.05
           Subsidiary......................................      12.09
           Superior Proposal...............................       5.02
           Surviving Corporation...........................       1.01
           Surviving Corporation Common Stock..............       2.03
           Third Party.....................................       5.02
           Vitalink........................................   First Paragraph
           Vitalink Balance Sheet..........................       4.06
           Vitalink Common Stock...........................       2.01
           Vitalink Common Stock Equivalents...............       4.04
           Vitalink Disclosure Statement...................       4.00
           Vitalink Intellectual Property Rights...........       4.13
           Vitalink Investees..............................       4.10
           Vitalink Licenses...............................       4.11
           Vitalink Material Adverse Effect................       4.01
           Vitalink Pension Benefit Plans..................       4.15

           Vitalink Pharmacy Contracts.....................       4.12
           Vitalink Plans..................................       2.05
           Vitalink SEC Reports............................       4.05
           Vitalink Welfare Plans..........................       4.15
           Voting Agreement................................   Recitals

                                   ARTICLE XII

                                  MISCELLANEOUS


                   Section 12.02. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Vitalink and Genesis at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after this Agreement is adopted by the stockholders of Vitalink or Genesis, no such amendment or modification shall change the amount or form of the Closing Consideration.

                   Section 12.02. Waiver of Compliance; Consents. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties made to such party contained herein or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall only be valid if set forth in any instrument in writing signed on behalf of such party. Any waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.02.

                   Section 12.03. Survival of Representations and Warranties; Investigations. The respective representations and warranties of Vitalink, Genesis and Acquisition s Corporation contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. The representations, warranties and agreements in this Agreement or in any instrument delivered pursuant hereto by any person shall terminate at the

Effective Time, except that the agreements set forth in Articles I, II and XII and Sections 5.10 and 5.12 in the agreements delivered pursuant to this Agreement shall survive the Merger.

                   Section 12.04. Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally, by next-day courier or mailed by registered or certified mail (return receipt requested), first class postage prepaid, or sent by facsimile, telegram or telex, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecommunicated, one day after delivery to a courier for next-day delivery, or three days after mailing, if deposited in the U.S. mail, first class postage prepaid.

                  (a)      if to Vitalink, to:

                           Vitalink Pharmacy Services, Inc.
                           1250 East Diehl Road
                           Suite 208
                           Naperville, Illinois  60563

                           Attention:  Robert W. Horner, III

                           with a copy to:

                           Cahill Gordon & Reindel
                           80 Pine Street
                           New York, New York  10005
                           Telecopy:  (212) 269-5420

                           Attention:  W. Leslie Duffy, Esq.

                  (b)      if to Genesis, to:

                           Genesis Health Ventures, Inc.
                           148 West State Street
                           Kennett Square, Pennsylvania  19348

                           Attention:  Ira Gubernick
                           with a copy to:

                           Blank Rome Comisky & McCauley LLP
                           One Logan Square
                           Philadelphia, Pennsylvania  19103

                           Attention:  Stephen E. Luongo, Esq.

                   Section 12.05. Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement is not intended to confer any rights or remedies hereunder upon any other person except for employees of Vitalink pursuant to Section 5.10 and officers, directors, employees or agents of Vitalink pursuant to Section 5.12.

                   Section 12.06. Governing Law. This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies. Each of the parties hereto irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Each of the parties hereto hereby agrees to service of process in any litigation arising out of or relating to this Agreement and the transactions contemplated hereby by certified mail, return receipt requested, postage prepaid to it at its address for notice specified in Section 12.04.

                   Section 12.07. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                   Section 12.08. Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made.

                   Section 12.09. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; and (ii) the term "Subsidiary" of any specified corporation shall mean any corporation of which at least a majority of the outstanding securities having ordinary voting power to elect a majority of the board of directors is directly or indirectly owned or controlled by such specified corporation, any person of which such corporation is a general partner, or any other person of which at least a majority of the equity interests therein is, directly or indirectly, owned or controlled by such specified corporation and, with respect to Genesis, shall include Genesis Eldercare corporation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include both genders. In this Agreement, the phrase "to the knowledge of" and similar phrases relating to knowledge of Vitalink or Genesis shall mean the actual knowledge of its executive officers.

                   Section 12.10. Entire Agreement. This Agreement, including the exhibits hereto and the documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect thereto. There are no representations, promises, warranties, covenants or undertakings by any party, other than those expressly set forth or referred to herein and therein.

                   Section 12.11. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur to a party in the event any provision of this Agreement was not performed by the other party in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  IN WITNESS WHEREOF, Vitalink, Genesis and Acquisition Corporation have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.


                                        VITALINK PHARMACY SERVICES, INC.


                                        By: /s/ Scott T. Macomber
                                            -----------------------------------
                                            Name:  Scott T. Macomber
                                            Title: Senior Vice President


                                        GENESIS HEALTH VENTURES, INC.


                                        By: /s/ Ira C. Gubernick
                                            -----------------------------------
                                            Name:  Ira C. Gubernick
                                            Title: General Counsel-Corporate
                                                   and Secretary


                                        V ACQUISITION CORPORATION


                                        By: /s/ Ira C. Gubernick
                                            -----------------------------------
                                            Name:  Ira C. Gubernick
                                            Title: Vice President and
                                                   Secretary

                                                                     SCHEDULE I


                          GENESIS HEALTH VENTURES, INC.


                          Certificate of Designation of
                 Series G Cumulative Convertible Preferred Stock


                  Genesis Health Ventures, Inc. (hereinafter referred to as the "Company"), a corporation organized and existing under the Pennsylvania Business Corporation Law of 1988, as amended (the "Pennsylvania Law"), in accordance with the provisions thereof, does HEREBY CERTIFY:

                  That, pursuant to authority expressly granted to and vested in the Board of Directors of the Company (the "Board of Directors") by the provisions of Article 6 of the Amended and Restated Articles of Incorporation of the Company (the "Articles") and the provisions of Sections 1521 and 1522 of the Pennsylvania Law, the Board of Directors hereby creates a series of the Company's previously authorized preferred stock, par value $.01 per share (the "Preferred Stock"), and determines the designation and number of shares which constitute such series and the relative rights, preferences and limitations of such series as follows:

                 SERIES G CUMULATIVE CONVERTIBLE PREFERRED STOCK


                  SECTION 1. Designation and Amount. The shares of such series shall be designated as "Series G Cumulative Convertible Preferred Stock" (the "Series G Preferred Stock") and the number of shares constituting the Series G Preferred Stock shall be [ ]. Capitalized terms used without previous definition herein are defined in Section 10 hereof.

                  SECTION 2.  Dividends.

                  (a) Payment of Dividends. The holders of shares of Series G Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Company legally available therefor, cumulative preferential cash dividends at the rate per annum of 5.9375% of the liquidation preference, as may be adjusted in accordance with the provisions hereof.

                  The rate per annum at which dividends on the Series G Preferred Stock will accrue shall be increased as follows on the indicated date:

           Fourth anniversary of the Issue Date...................  6.1875%

           Fifth anniversary of the Issue Date....................  6.6250%

           Ninth anniversary of the Issue Date....................  7.0625%

           Eleventh anniversary of the Issue Date.................  7.5000%

           Thirteenth anniversary of the Issue Date...............  7.9375%

                  Dividends shall be payable in arrears on each March 31, June 30, September 30 and December 31, commencing on the last day of the first full calendar quarter after the Issue Date (each such date being hereinafter referred to as a "Dividend Payment Date"). The first dividend payment shall be for the period from the date of original issuance of the Series G Preferred Stock (the "Issue Date") to December 31, 1998 and each dividend payment thereafter shall be for the period from the most recent Dividend Payment Date on which dividends have been paid to but excluding the first Dividend Payment Date thereafter. Each quarterly period beginning on January 1, April 1, July 1 and October 1 in each year and ending on and including the day next preceding the first day of the next such quarterly period shall be a "Dividend Period". Dividends (or amounts equal to accrued and unpaid dividends) payable on Series G Preferred Stock for any period less than a full quarterly Dividend Period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month. The Board of Directors may fix a record date for determination of holders of Series G Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no less than 30 and no more than 60 calendar days prior to the date fixed for the payment thereof.

                  Dividends on the Series G Preferred Stock will accrue, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared, on a daily basis from the previous Dividend Payment Date. Dividends will cease to accrue in respect of Series G Preferred Stock on the date of the conversion thereof.

                  If, for four consecutive Dividend Periods, dividends are not declared and paid or funds are not legally available for the payment of dividends, dividends will accumulate as of the Dividend Payment Dates, but such accumulated unpaid dividends shall not bear interest. However, if, after such four consecutive Dividend Periods, dividends are not declared and paid or funds continue not to be legally available for the payment of dividends, dividends that accrue thereafter shall be payable in additional shares of Series G Preferred Stock (the "Dividend Shares") until such time as all accrued and unpaid dividends are paid in full in cash. To the extent dividends are payable in whole or in part in Dividend Shares, such Dividend Shares shall be valued at $500.00 per share with a liquidation value of $500.00 per share and shall have all rights and preferences of the Series G Preferred Stock hereunder, including dividends payable at the rates specified herein. Dividends on the Dividend Shares shall accrue from the date such Dividend Shares are issued.

                  Dividends paid on the shares of Series G Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

                  (b) Payment of Dividends on Junior Stock. As long as any Series G Preferred Stock is outstanding, no dividends or other distributions for any Dividend Period (other than dividends payable in shares of, or warrants, rights or options exerciseable for or convertible into shares of, common stock, par value $.02 per share, of the Company (the "Common Stock") or any other capital stock of the Company ranking junior to the Series G Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation ("Junior Stock"), and cash in lieu of fractional shares of such Junior Stock in connection with any such dividends) will be paid on any Junior Stock unless: (i) full dividends on all outstanding shares of Preferred Stock that by its terms ranks pari passu with the Series G Preferred Stock with respect to the payment of dividends ("Parity Preferred Stock"), and the Series G Preferred Stock have been paid, or declared and set aside for payment, for all Dividend Periods terminating on or prior to the payment date of such Junior Stock dividend or distribution and for the current Dividend Period, to the extent such Parity Preferred Stock dividends are cumulative; (ii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any outstanding shares of Parity Preferred Stock; and (iii) the Company is not in default on any of its obligations to redeem any outstanding shares of Parity Preferred Stock or Series G Preferred Stock.

                  In addition, as long as any Series G Preferred Stock is outstanding, no shares of any Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock (and cash in lieu of fractional shares of such Junior Stock in connection therewith) or the purchase, redemption or other acquisition of any Junior Stock with any Junior Stock (and cash in lieu of fractional shares of such Junior Stock in connection therewith) or in accordance with the Put/Call Agreement, or outstanding call options) nor may any funds be set aside or made available for any sinking fund for the purchase or redemption of any Junior Stock unless: (i) full dividends on all outstanding shares of Parity Preferred Stock and Series G Preferred Stock have been paid, or declared and set aside for payment, for all dividends periods terminating on or prior to the date of such purchase, redemption or acquisition and for the current Dividend Period, to the extent such Parity Preferred Stock dividends are cumulative; (ii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any outstanding shares of Parity Preferred Stock; and
(iii) the Company is not in default on any of its obligations to redeem any outstanding shares of Parity Preferred Stock or Series G Preferred Stock.

                  Subject to the provisions described above, such dividends or other distributions (payable in cash, property or Junior Stock) as may be determined from time to time by the Board of Directors may be declared and paid on the shares of any Junior Stock and from time to time Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries. In the event of the declaration and payment of any such dividends or other distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of any outstanding Parity Preferred Stock or Series G Preferred Stock, to share therein according to their respective interests.

                  (c) Payment of Dividends on Parity Preferred Stock. As long as any Series G Preferred Stock is outstanding, dividends or other distributions for any Dividend Period may not be paid on any outstanding shares of Parity Preferred Stock (other than dividends or other distributions payable in Junior Stock and cash in lieu of fractional shares of such Junior Stock in connection therewith), unless either: (i) (A) full dividends on all outstanding shares of Parity Preferred Stock and Series G Preferred Stock have been paid, or declared and set aside for payment, for all Dividend Periods terminating on or prior to the payment date of such Parity Preferred Stock dividend or distribution and for the current Dividend Period, to the extent such Parity Preferred Stock dividends are cumulative; (B) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any outstanding shares of Parity Preferred Stock; and
(C) the Company is not in default on any of its obligations to redeem any outstanding shares of Parity Preferred Stock or Series G Preferred Stock; or
(ii) any such dividends are declared and paid pro rata so that the amounts of any dividends declared and paid per share on outstanding Series G Preferred Stock and each other share of such Parity Preferred Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends (including any accumulation with respect to unpaid dividends for prior Dividend Periods, if such dividends are cumulative) per share of outstanding Series G Preferred Stock and such other outstanding shares of Parity Preferred Stock bear to each other.

                  In addition, as long as any Series G Preferred Stock is outstanding, the Company may not purchase, redeem or otherwise acquire any Parity Preferred Stock (except with any Junior Stock and cash in lieu of fractional shares of such Junior stock in connection therewith) unless: (i) full dividends on all outstanding shares of Parity Preferred Stock and Series G Preferred Stock have been paid, or declared and set aside for payment, for all Dividend Periods terminating on or prior to the payment date of such Parity Preferred Stock purchase, redemption or other acquisition and for the current Dividend Period, to the extent such Parity Preferred Stock dividends are cumulative; (ii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any outstanding shares of Parity Preferred Stock; and
(iii) the Company is not in default on any of its obligations to redeem any outstanding shares of Parity Preferred Stock or Series G Preferred Stock (unless all Parity Preferred Stock as to which such a default exists is purchased or redeemed on a pro rata basis).

                  (d) Any dividend payment made on the Series G Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to the Series G Preferred Stock.

                  SECTION 3. Voting Rights. The holders of shares of Series G Preferred Stock shall have the following voting rights:

                  (a) The holders of the Series G Preferred Stock (in addition to their rights set forth in this Section 3 and otherwise provided by law) shall be entitled to such number of votes for each share held as equals the number of shares of Common Stock into which such shares are convertible on the record date set for determining who is entitled to vote a particular matter and shall vote together with the holders of Common Stock (and any other class or series of

Preferred Stock, if any, similarly entitled to vote (such Preferred Stock, together with the Common Stock, the "Voting Securities") as a single class, on all matters to be voted on by holders of Common Stock of the Company. In addition to such voting rights, holders of the Series G Preferred Stock shall be entitled to vote as a separate class on matters as to which the Pennsylvania Law requires a separate class vote of the Series G Preferred Stock, and shall have such other voting rights as are set forth in this Section 3.

                  (b) Whenever dividends payable on shares of Series G Preferred Stock as provided in Section 2 are in arrears and unpaid for four consecutive Dividend Periods, thereafter and until all accrued and unpaid dividends, whether or not declared, on the outstanding shares of Series G Preferred Stock shall have been paid in full in cash or declared and cash set apart for the payment thereof, the number of directors of the Company shall be increased by two and the holders of the Series G Preferred Stock shall have the right, voting separately as a class, by a vote of holders of a majority of the number of outstanding shares of Series G Preferred Stock, to elect two directors of the Company, and the remaining directors of the Company shall be elected by the classes of stock entitled to vote therefor, voting together, including the Series G Preferred Stock, at each meeting of the shareholders held for the purpose of electing directors, all in accordance with the terms and procedures set forth in the Company's Articles and By-Laws. The Company agrees to call a meeting of holders of the Series G Preferred Stock in order that the Series G Preferred Stock may be represented on the Board of Directors in accordance hereof. At such time as the accrued and unpaid dividends shall have been paid in full in cash or declared and cash set apart for the payment thereof, the right of the holders to vote for directors as provided herein shall terminate and the term of office of any director(s) then in office who were elected pursuant to this Section 3(b) shall immediately terminate.

                  (c) So long as any shares of Series G Preferred Stock are outstanding, subject to the applicable provisions of the Pennsylvania Law, the Company shall not, without consent of the holders of at least two-thirds of the number of shares of Series G Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote at a special meeting called for the purpose, (i) increase the number of shares of authorized Series G Preferred Stock or issue any additional shares of Series G Preferred Stock other than Dividend Shares; (ii) amend or modify the powers, preferences or rights of the Series G Preferred Stock or amend, alter or repeal any of the provisions of the Company's Articles or By-Laws (including by merger or similar transaction) so as to eliminate the Series G Preferred Stock or otherwise affect adversely the powers, preferences or rights of the holders of Series G Preferred Stock; provided, however, that the Company may authorize and issue classes or series of stock ranking senior to, or on a parity with the Series G Preferred Stock either in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding-up of the affairs of the Company, or that the Company may be required to redeem or repurchase before all of the Series G Preferred Stock has been redeemed without the consent of the holders of the Series G Preferred Stock; or (iii) enter into any plan of complete liquidation or dissolution or otherwise effect the voluntary liquidation, dissolution or winding-up of the Company unless, as a result of such liquidation, dissolution or winding-up, the liquidation preference on the Series G Preferred Stock is satisfied in full pursuant to Section 7 hereof.

                  SECTION 4.  Conversion at the Option of the Company.

                  (a) From and after April 26, 2001, the Company at its option may convert the Series G Preferred Stock in whole at any time at a conversion price equal to 100% of the Liquidation Amount, plus accrued and unpaid dividends to the date of conversion, if the Current Market Price on the date of such notice was in excess of 120% of the Conversion Price (as defined herein) on the date of such notice.

                  (b) From and after April 26, 2002, the Company at its option may convert the Series G Preferred Stock in whole at any time at the conversion price set forth below, stated as a percentage of the Liquidation Amount, in each case plus accrued and unpaid dividends to the date of conversion, if converted during the twelve-month period beginning April 26:

           Year                                   Price
           ----                                   -----
           2002...............................    104.50%
           2003...............................    103.75%
           2004...............................    103.00%
           2005...............................    102.25%
           2006...............................    101.50%
           2007...............................    100.75%
           2008 and thereafter................    100.00%

                  (c) The conversion prices for Series G Preferred Stock set forth in (a) and (b) above are payable by the Company solely in Common Stock. The Company shall on the date of conversion deliver to each holder of Series G Preferred Stock for each share of Series G Preferred Stock a number of shares of validly issued, fully paid and nonassessable Common Stock with an aggregate Market Price on such date equal to the applicable conversion price.

                  (d) At least 30 days and not more than 60 days prior to the date of conversion, written notice (the "Conversion Notice") shall be given by first-class mail, postage prepaid, to each holder of the Series G Preferred Stock at such holder's address as it appears on the stock books of the Company. The Conversion Notice shall state:

                  (A) Whether the conversion is pursuant to paragraph (a) or (b) of this Section 4;

                  (B) the price at which the shares of Series G Preferred Stock shall be converted;

                  (C) the date of conversion; and

                  (D) that dividends on the shares of the Series G Preferred Stock to be converted shall cease to accumulate on such date of conversion unless the Company defaults in the payment of the applicable conversion price.

                  Each holder of Series G Preferred Stock shall surrender the certificate or certificates representing such shares of Series G Preferred Stock to the Company, duly endorsed (or otherwise in proper form for transfer, as determined by the Company), in the manner and at the place designated in the Conversion Notice, and on the date of conversion the conversion price for such shares shall be payable to the holder thereof, and each surrendered certificate shall be cancelled and retired.

                  SECTION 5.  Conversion at the Option of the Holders.

                  (a) Procedure. At the option of the holders, each share of Series G Preferred Stock shall be convertible at any time into Common Stock at a conversion price of $37.20 per share of the underlying Common Stock (equivalent to a conversion rate of 13.441 shares of Common Stock for each share of Series G Preferred Stock), such initial conversion price being subject to adjustment as set forth below (the "Conversion Price").

                   (i) Conversion of Series G Preferred Stock may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose (and, if applicable, cash payment of an amount equal to the dividend payable on such shares), and otherwise in accordance with conversion procedures established by the Company. Each optional conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied and dividends will cease to accrue in respect of Series G Preferred Stock at such time. The conversion shall be at the Conversion Price in effect at such time and on such date.

                  (ii) On and after the date of conversion, unless the Company fails to issue certificates evidencing the Common Stock, dividends on the Series G Preferred Stock called for conversion shall cease to accumulate on the date of conversion, and all rights of the holders of converted shares shall terminate with respect thereto on the date of conversion, other than the right to receive the Common Stock into which each share of Series G Preferred Stock shall be converted.

                  (b) Receipt of Dividends. Holders of Series G Preferred Stock at the close of business on a record date for any payment of declared dividends shall be entitled to receive the full dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following such record date and prior to the corresponding Dividend Payment Date. However, shares of Series G Preferred Stock surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding Dividend Payment Date must be accompanied by payment to the Company in cash of an amount equal to the dividend declared on such shares of Series G Preferred Stock to be converted and to be payable on such Dividend Payment Date unless a Conversion Notice from the Company shall have been delivered to the Holders and the date of conversion is on or before the next succeeding Dividend Payment Date. Holders thereof shall continue to be entitled to receive from the Company any accrued but unpaid dividends thereon. Such accrued but unpaid dividends may be declared and paid at any time, without reference to any regular Dividend Payment Date. Except as provided above, upon any conversion at the option of the holder of Series G Preferred Stock, the Company shall make no payment or allowance for unpaid dividends for the Dividend Period during which such conversion occurs, whether or not in arrears, on such converted Series G Preferred Stock or for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

                  (c) Adjustment for Stock Transactions. In case the Company shall (i) subdivide its outstanding shares of Common Stock into a greater number of shares, (ii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iii) issue by reclassification of its shares of Common Stock any shares of its capital stock, each such transaction being called a "Stock Transaction"), then and in each such case, the Conversion Price in effect immediately prior thereto shall be adjusted so that the holder of a share of Series G Preferred Stock surrendered for conversion after the record date fixing shareholders to be affected by such Stock Transaction shall be entitled to receive upon conversion the number of such shares of Common Stock and/or other capital stock which such holder would have been entitled to receive after the happening of such event had such share of Series G Preferred Stock been converted immediately prior to such record date.

                  (d) Adjustment for Dividends. In the event the Company shall at any time or from time to time while any shares of Series G Preferred Stock are outstanding declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Company or any of its subsidiaries by way of dividend or distribution or evidences of indebtedness of the Company or any other person) on its Common Stock, other than
(A) regular dividends payable in cash or (B) any dividend or distribution on the Company's Common Stock if in conjunction therewith the Company declares and pays or makes a dividend or distribution on each share of Series G Preferred Stock which is the same as the dividend or distribution that would have been made or paid with respect to such share of Series G Preferred Stock had such share been converted into shares of Common Stock immediately prior to the record date for any such dividend or distribution on the Company's Common Stock, then, and in each such case, an appropriate adjustment to the Conversion Price shall be made so that the holder of each share of Series G Preferred Stock shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (1) the number of shares of Common Stock into which such share was convertible on the day immediately prior to the record date fixed for the determination of shareholders entitled to receive such dividend or distribution by (2) a fraction, the numerator of which shall be the Current Market Price per share of Common Stock as of such record date, and the denominator of which shall be such Current Market Price per share of Common Stock less the Fair Market Value per share of Common Stock of such dividend or distribution (as determined in good faith by the Board of Directors, a certified resolution with respect to which shall be mailed to each holder of shares of Series G Preferred Stock); provided, however, that in the event of a distribution of shares of capital stock of a subsidiary of the Company (a "Spin-Off") made to holders of shares of Common Stock, the numerator of such fraction shall be the sum of the Current Market Price per share of Common Stock as of the 30th trading day after the effective date of such Spin-Off and the Current Market Price of the number of shares (or the fraction of a share) of capital stock of the subsidiary which is distributed in such Spin-Off in respect of one share of Common Stock as of such 30th trading day and the denominator of which shall be the Current Market Price per share of Common Stock as of such 30th trading day. An adjustment made pursuant to this paragraph (d) shall be made upon the opening of business on the next business day following the date on which any such dividend or distribution is made and shall be effective retroactively to the day immediately after the close of business on the record date fixed for the determination of shareholders entitled to receive such dividend or distribution; provided, however, if the proviso to the preceding sentence applies, then such adjustment shall be made and be effective as of such 30th trading day after the effective date of such Spin-Off.

                  (e) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this paragraph (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment and provided, further, that any adjustment shall be required and made in accordance with the provisions of this Section (other than this paragraph (e)) not later than such time as may be required in order to preserve the tax free nature of the distribution to the holders of shares of Common Stock. All calculations under this Section 5 shall be made to the nearest one-hundredth of a share.

                  If any action or transaction would require adjustment to the Conversion Price pursuant to more than one paragraph of this Section 5, only one adjustment shall be made and such adjustment shall be the amount of the adjustment that has the highest absolute value.

                  (f) Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of any share of Series G Preferred Stock. If the conversion thereof results in a fraction, an amount equal to such fraction multiplied by the Current Market Price per share of Common Stock as of the conversion date shall be paid to such holder in cash by the Company. If more than one share shall be surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series G Preferred Stock so surrendered.

                  (g) Capital Reorganizations; Change in Control. In the event of any capital reorganization or reclassification of outstanding shares of Common Stock (other than a reclassification covered by paragraph (c) of this Section 5), or in case of any merger, consolidation or other corporate combination of the Company with or into another corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), each share of Series G Preferred Stock shall be exchanged for a new series of preferred stock of the Surviving Person, or in the case of a Surviving Person other than a corporation, comparable securities of such Surviving Person, in either case having economic terms as nearly equivalent as possible to, and with the same voting and other rights as, the Series G Preferred Stock; except that any holder of Series G Preferred Stock shall be entitled to receive, upon conversion subsequent to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series G Preferred Stock was convertible immediately prior to such Transaction. Notwithstanding the foregoing, upon a Change in Control (as defined below) at the option of the holder of any shares of Series G Preferred Stock the holder thereof shall be entitled to receive, upon presentation of the certificates therefor to the Surviving Person subsequent to the consummation of such Transaction, cash equal to the Liquidation Amount as of the consummation of such transaction. If necessary, appropriate adjustment (as determined by the Board of Directors in good faith) shall be made in the application of the provisions set forth in this Section 5 with respect to the rights and interests thereafter of the holders of shares of Series G Preferred Stock to the end that the provisions set forth herein for the protection of the conversion rights of the Series G Preferred stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the shares of Series G Preferred Stock remaining outstanding (with such adjustments in the Conversion Price and number of shares issuable upon conversion and such other adjustments in the provisions hereof as the Board of Directors in good faith shall determine to be appropriate). In case securities or property other than Common stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 5 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

                  Notwithstanding anything contained herein to the contrary, the Company will not effect any Transaction unless, prior to the consummation thereof, (a) proper provision is made to ensure that the holders of shares of Series G Preferred Stock will be entitled to receive the benefits afforded by this paragraph (i) and (b) if, following the Transaction, one or more entities other than the Company shall be required to deliver securities or other property upon the conversion of the Series G Preferred Stock, such entity or entities shall assume, by written instrument delivered to each holder of shares of Series G Preferred Stock the obligation to deliver to such holder the securities and property to which, in accordance with the foregoing provisions, such holder is entitled.

                  "Change in Control" means (A) when the shareholders of Gemini approve an agreement or plan (i) to merge or consolidate Gemini with or into another company (other than a merger or consolidation which would result in the Voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of Gemini or such surviving entity outstanding immediately after such merger or consolidation), or (ii) to sell, or otherwise dispose of, all or substantially all of Gemini's property and assets, or (B) when Gemini is the subject of a transaction pursuant to Rule 13e-3 under the Exchange Act.

                  (h) Notice of Certain Events. In case at any time or from time to time, the Company shall pay any dividend or make any other distribution to the holders of its Common Stock, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, or there shall be any capital reorganization or reclassification of the Common Stock of the Company or merger, consolidation or other corporate combination of the Company with or into another corporation, or any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, in any one or more of said cases the Company shall give written notice at the same time as, or as soon as practicable after, such event is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock, but in any event within 30 days of occurrence of such event (the time of mailing of such notice shall be deemed to be the time of delivery thereof) to the registered holders of the Series G Preferred Stock at the addresses of each as shown on the books of the Company maintained by the transfer agent thereof of the date on which (i) the books of the Company shall close or a record shall be taken for such stock dividend, distribution, subscription rights or Repurchase or (ii) such reorganization, reclassification, merger, consolidation, corporate combination, sale or conveyance, dissolution, liquidation or winding-up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said dividend, distribution, subscription rights or Repurchase or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such registration, reclassification, merger, consolidation, corporate combination, sale or conveyance or participate in such dissolution, liquidation or winding-up, as the case may be, as well as the Conversion Price and the number of shares into which each share of Series G Preferred Stock may be converted at such time, failure to give such notice shall not invalidate any action so taken.

                  (i) Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series G Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series G Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series G Preferred Stock, at the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                  SECTION 6. Liquidation Preference. (a) The Series G Preferred Stock will rank on a parity as to preference on distribution of assets upon liquidation with each other series of Parity Preferred Stock then outstanding, and with any future Preferred Stock issued by the Company that by its terms ranks pari passu with the Series G Preferred Stock with respect to distribution of assets upon liquidation.

                  (b) The Series G Preferred Stock will be subordinate as to preference on distribution of assets upon liquidation of dividends to each other series of existing and future Preferred Stock issued by the Company that by its terms is senior to the Series G Preferred Stock with respect to distribution of assets upon liquidation.

                  (c) In the event of the liquidation, dissolution or winding-up of the business of the Company, whether voluntary or involuntary, the holders of Series G Preferred Stock then outstanding, after payment or provision for payment of the debts and other liabilities of the Company and the payment or provision for payment of any distribution on any shares of the Company having a preference and a priority over the Series G Preferred Stock on liquidation, and before any distribution to holders of any shares of the Company that are junior and subordinate to the Series G Preferred Stock on liquidation shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders the Liquidation Amount, plus an amount equal to all accrued and unpaid dividends thereon, and shall, after the holders of Common Stock have received an amount per share of Common Stock equal to the amount paid per share of Series G Preferred Stock, be entitled to participate on a pro rata basis with the holders of Common Stock. In the event the assets of the Company available for distribution to the holders of the Series G Preferred Stock upon any dissolution, liquidation or winding-up of the Company shall be insufficient to pay in full the liquidation payments payable to the holders of outstanding Series G Preferred Stock and of all other series of Preferred Stock that rank on a parity with the Series G Preferred Stock in the event of liquidation, the holders of Series G Preferred Stock and of all other series of such parity Preferred Stock shall share ratably in such distribution of assets in proportion to the amount which would be payable on such distribution if the amounts to which the holders of outstanding Series G Preferred Stock and the holders of outstanding shares of such Parity Preferred Stock were paid in full. Except as provided in this Section 6, holders of Series G Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding-up of the affairs of the Company.

                  (d) For the purposes of this Section 6, none of the following shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of the Company:

                   (i) the sale, lease, transfer or exchange of all or substantially all of the assets of the Company; or

                  (ii) the consolidation or merger of the Company with one or more other corporations (whether or not the Company is the corporation surviving such consolidation or merger).

                  SECTION 7. Non-Transferability. Until the filing by the Company of a registration statement with the Securities and Exchange Commission covering the sale of shares of Series G Preferred Stock by holders, no holder shall transfer the Series G Preferred Stock without the consent of the Company.

                  SECTION 8. Re-issuance. Series G Preferred Stock that has been issued and reacquired in any manner, including shares purchased, exchanged or converted, shall not be reissued as shares of this Series G Cumulative Convertible Preferred Stock and shall (upon compliance with any applicable provisions of the laws of the Commonwealth of Pennsylvania) have the status of authorized and unissued shares of the Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of Preferred Stock.

                  SECTION 9.  Definitions.

                  For the purposes hereof, the following definitions shall apply:

                  "Closing Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Company or any other issuer for a day shall mean the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange -- Composite Transactions Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors or a committee thereof. If the Common Stock or other class of capital stock or security in question is not publicly held or so listed or publicly traded, "Closing Price" shall mean the Fair Market Value thereof.

                  "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily Closing Prices per share for the 20 trading days ending on the trading day immediately preceding the date in question.

                  "Fair Market Value" of any consideration other than cash or of any securities shall mean the amount which a willing buyer would pay to a willing seller in an arm's length transaction as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors or a committee thereof.

                  "Liquidation Amount" per share shall be $500.00.

                  "Market Price" per share at any date shall be the Closing Price on the specified date.

"Surviving Person" shall mean the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Company, or the Person consolidating with or merging into the Company in a merger, consolidation or other corporate combination in which the Company is the continuing or surviving Person, but in connection with which the Series G Preferred Stock or Common Stock of the Company is exchanged, converted or reclassified into the securities of any other Person or cash or any other property; provided, however, if such Surviving Person is a direct or indirect subsidiary of a Qualified Person, the parent entity that is a Qualified Person shall be the Surviving Person.

"Qualified Person" shall mean any Person that, immediately after giving effect to the applicable Transaction, (i) is a solvent corporation or other entity organized under the laws of any state of the United States of America having its common stock or, in the case of an entity other than a corporation, equivalent equity securities, listed on the New York Stock Exchange or the American Stock Exchange or quoted by the NASDAQ National Market System or any successor thereto or comparable system and such common stock or equivalent equity security continues to meet the requirements for such listing or quotation and (ii) is required to file, and in each of its three fiscal years immediately preceding the consummation of the applicable Transaction (or, if sooner, since its inception) has filed, reports with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

"Person" shall mean any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

and

                  That the issuance of [ ] shares of Series G Cumulative Convertible Preferred Stock has been initially authorized by the Board of Directors of said Company.

                                    IN WITNESS WHEREOF, Genesis has caused this
Certificate of Designation to be signed and acknowledged by ___________________, ________________________________ and its corporate seal to be hereunto affixed and attested by __________________________________, __________________________,
this the             day of April, 1998.

                                             GENESIS HEALTH VENTURES, INC.


                                             By:
                                                -------------------------------
                                                Name:
                                                Title:


[CORPORATE SEAL]


Attest:


By:
   --------------------------
   Name:
   Title:

                                                                  EXHIBIT B

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of April 26, 1998 (this "Agreement"), among GENESIS HEALTH VENTURES, INC., a Pennsylvania corporation ("Purchaser"), MANOR CARE, INC., a Delaware corporation and MANOR HEALTHCARE SERVICES, INC., a Delaware corporation (collectively, the "Stockholders", and each, individually, a "Stockholder").

                  WHEREAS, Purchaser and its newly formed wholly owned subsidiary ("Newco") have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"), which Merger Agreement provides, among other things, that the Company will merge with and into Newco pursuant to the merger contemplated by the Merger Agreement (the "Merger"); and

                  WHEREAS, as of the date hereof, the Stockholders own (both beneficially and of record) the number and class of shares of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") set forth opposite their respective names on the signature pages of this Agreement; and

                  WHEREAS, as a condition to entering into the Merger Agreement, Purchaser requires the Stockholders to enter into this Agreement governing the voting and disposition of such number of shares of Company Common Stock now owned by the Stockholders and so indicated on the signature pages of this Agreement and which may hereafter be acquired by any of the Stockholders (all of the shares of Company Common Stock, such shares, collectively, the "Shares").

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting of Shares. Each Stockholder shall, until the Termination Date (as hereinafter defined), cause the Shares it owns to be voted at any meeting of the stockholders of the Company or in any consent in lieu of such a meeting (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement; (ii) against any other action or agreement that would, directly or indirectly, result in (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors of the Company; or (D) any transaction that could reasonably be expected to materially delay or postpone the consummation of the Merger or cause a material breach by the Company of any covenant under the Merger Agreement and (iii) against any action, agreement or transaction that is intended or could reasonably be expected (A) to facilitate a person other than the Purchaser in acquiring the Company or (B) to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger (any of the foregoing in clause (ii) or clause (iii), a "Competing Transaction").

                  The Stockholders shall elect to receive Preferred Stock with respect to all of the shares of Company Common Stock owned by them. The Stockholders shall not seek to assert any appraisal rights.

                   2. Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Purchaser, until the Termination Date, as its attorney and proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law with full power of substitution, to vote and otherwise act (by written consent or otherwise) in accordance with the provisions of Section 1 of this Agreement with respect to the Shares which each Stockholder is entitled to vote at any meeting of the stockholders of the Company (whether annual or special and whether or to an adjourned or postponed meeting) or in respect of any consent in lieu of any such meeting or otherwise. This proxy and power of attorney is irrevocable and coupled with an interest in favor of Purchaser. The Stockholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to the Shares which it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto.

                   3. Limitation on Disposition or Encumbrance of Shares. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, the Stockholder shall not, and shall not offer or agree to, (i) sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares, (ii) tender any shares of Company Common Stock pursuant to any tender or exchange offer, or (iii) grant any person a proxy or other right to vote or direct the vote of any shares of Company Common Stock, except in order to comply with
Section 2; provided, however, that a Stockholder may transfer the Shares to Mars, to New ManorCare Health Services, Inc., or to any of their respective wholly owned subsidiaries if such transferee agrees to be bound by the terms of this Agreement.

                   4. No Solicitation. (a) Each of the Stockholders agrees that it shall not, directly or indirectly, (x) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing or disclosing nonpublic information) any inquiries or the making of any offer or proposal by any corporation, partnership, trust, person or other entity or group (a "Third Party") with respect to, or that could reasonably be expected to lead to, a Competing Transaction or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Competing Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement.

                   (b) Each of the Stockholders shall, by the end of the business day following receipt thereof (i) promptly notify the other party of receipt by it of any inquiries, proposals or offers with respect to a Competing Transaction or any request for nonpublic information relating to the Company in connection with a Competing Transaction or for access to the Company's or any of its Subsidiaries' properties, books or records by any third party that informs its Board of Directors that such third party is considering making, or has made, a proposal or offer with respect to a Competing Transaction, and indicate in reasonable detail the identity of the party making the competing offer (including the name of such party) and the terms and conditions of any such proposal or offer and (ii) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform such individuals or entities of the obligations undertaken in this Section 4.

                   5. Legend on Certificates. The certificate(s) evidencing the Shares shall, prior to any transfer of such certificates, be endorsed with a restrictive legend substantially as follows:

         THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT DATED AS OF APRIL 26, 1998 BETWEEN THE REGISTERED HOLDER HEREOF AND GENESIS HEALTH VENTURES, INC., A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, AGREES TO BE BOUND BY ALL THE TERMS OF SUCH AGREEMENT, AS THE SAME IS IN EFFECT FROM TIME TO TIME.

                   6. Representations and Warranties of the Stockholders. Each Stockholder hereby severally represents and warrants with respect to itself and its ownership of the Shares to Purchaser as follows:

                   a. Authority Relative to this Agreement. The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting creditors' rights generally.

                   b. No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with (other than as required under the Securities Exchange Act of 1934, as amended) or notification to any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate the Certificate of Incorporation, By-laws or other organizational documents of the Stockholder,
(iii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which any property or asset of the Stockholder is bound, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound, in each case, except as would not materially impair the ability of the Stockholder to perform hereunder.

                   c. Title to the Shares. The shares of Company Common Stock owned by the Stockholder as identified on the signature pages hereto are all the securities of the Company owned, either of record or beneficially, by the Stockholder. The Stockholder owns all such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, and, except pursuant to this Agreement, the Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of the Shares.

                   7. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Stockholders that Purchaser has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting creditors' rights generally.

                   8. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional shares of Company Common Stock by the Stockholder, this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to or acquired by the Stockholder. In the event of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                   9. Termination of Agreement. For the purposes of this Agreement, "Termination Date" shall mean the earliest of (i) the date that is twelve months after the date of termination of the Merger Agreement for any reason (other than pursuant to Section 10.01(a) of the Merger Agreement or by the Company pursuant to Section 10.01(i) of the Merger Agreement) if, at the time of such termination, an Acquisition Transaction (as defined in the Merger Agreement) has been commenced or communicated to the Company or publicly proposed or disclosed (other than such an Acquisition Transaction which has been permanently abandoned or withdrawn by the other party thereto); or (ii) immediately upon termination of the Merger Agreement by the Company pursuant to
Section 10.01(i) of the Merger Agreement; or (iii) immediately upon termination of the Merger Agreement by the Purchaser unless, at the time of such termination, an Acquisition Transaction has been commenced or communicated to the Company or publicly proposed or disclosed (other than such an Acquisition Transaction which has not been permanently abandoned or withdrawn by the other party thereto); or (iv) on the date that is three months after the date of termination of the Merger Agreement by the Company (other than pursuant to Section 10.01(i) of the Merger Agreement) unless, at the time of such termination, an Acquisition Transaction has been commenced or communicated to the Company or publicly proposed or disclosed (other than such an Acquisition Transaction which has not been permanently abandoned or withdrawn by the other party thereto); or (v) the termination of this Agreement or the Merger Agreement by the mutual written agreement of the parties hereto.

                   10. Indemnification. Each Stockholder agrees, jointly and severally, to indemnify and hold harmless the Purchaser, its directors, its officers who sign the Joint Proxy Statement/Prospectus of the Purchaser, and each person, if any, who controls the Purchaser within the meaning of either
Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, from and against any and all losses, claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Joint Proxy Statement/Prospectus (as amended or supplemented if the Purchaser shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Stockholder furnished by such Stockholder in writing expressly for use therein.

                   11. Miscellaneous.

                   a. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof without the requirement for posting of a bond, in addition to any other remedy to which a party may be entitled at law or in equity. b. Entire Agreement. This Agreement, including the documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect thereto. There are no representations, promises, warranties, covenants or undertakings by any party, other than those expressly set forth or referred to herein and therein.

                   c. Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. This Agreement is not intended to confer any rights or remedies hereunder upon any third party except as expressly provided herein.

                   d. Amendment and Modification; Waiver. This Agreement may be amended, modified or supplemented only by written agreement signed by the parties hereto. Any extension of time or waiver of any provision hereof shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any waiver or failure to insist upon strict compliance with any provision hereof shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                   e. Severability. The validity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

                   f. Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally, by next-day courier or mailed by registered or certified mail (return receipt requested), first-class postage prepaid, or sent by facsimile, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecommunicated, one day after delivery to a courier for next-day delivery, or three days after mailing, if deposited in the U.S. mail, first-class postage prepaid.

                  if to Purchaser:

                           Genesis Health Ventures, Inc.
                           148 West State Street
                           Kennett Square, Pennsylvania  19348
                           Attention:  Ira Gubernick
                           Telephone:  (610) 444-6350
                           Telecopy:   (610) 444-3365

                  if to any Stockholder:

                           Manor Care, Inc.
                           11555 Darnestown Road
                           Gaithersburg, Maryland  20878
                           Attention: James H. Rempe
                           Telephone:  (301) 979-4265
                           Telecopy:   (301) 979-4007

                   g. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED IN THAT STATE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

                   h. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                   i. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

                   j. Time of the Essence. The parties hereto agree that time shall be of the essence in the performance of all obligations hereunder.

                         VOTING AGREEMENT SIGNATURE PAGE
                         -------------------------------

                  IN WITNESS WHEREOF, Purchaser and the Stockholders have duly executed this Agreement, as of the date first written above.

PURCHASER:
----------


By: /s/ Ira C. Gubernick
---------------------------------------
Name:  Ira C. Gubernick
Title: General Counsel --
       Corporate and Secretary






                                                          NUMBER OF SHARES OF
STOCKHOLDERS:                                             COMMON STOCK OWNED:
-------------                                             -------------------


MANOR CARE, INC.                                                     0


/s/ James H. Rempe
---------------------------------------
Name:James H. Rempe
Address: 11555 Darnestown Road
         Gaithersburg, Maryland
         20878




MANOR HEALTHCARE SERVICES, INC.                                13,000,000


/s/ James H. Rempe
---------------------------------------
Name:James H. Rempe
Address:11555 Darnestown Road
        Gaithersburg, Maryland
        20878